    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1999
                                                         FILE NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          MALLON RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                   COLORADO                                         84-1095959
        (State or other jurisdiction of                          (I.R.S. Employer
        incorporation or organization)                          Identification No.)

                                                               GEORGE O. MALLON, JR.
                                                           MALLON RESOURCES CORPORATION
          999 18TH STREET, SUITE 1700                       999 18TH STREET, SUITE 1700
               DENVER, CO 80202                                  DENVER, CO 80202
                (303) 293-2333                                    (303) 293-2333
  (Address, including zip code, and telephone       (Address, including zip code, and telephone
                     number,                                          number,
including area code, of registrant's principal      including area code, of agent for service)
                executive office)

                                   Copies to:

    THOMAS A. RICHARDSON, ESQ.             ROY K. ROSS, ESQ.                 ALAN P. BADEN, ESQ.
     HOLME ROBERTS & OWEN LLP         MALLON RESOURCES CORPORATION          VINSON & ELKINS L.L.P.
     1700 LINCOLN, SUITE 4100         999 18TH STREET, SUITE 1700     1325 AVENUE OF THE AMERICAS, 17TH
         DENVER, CO 80203                   DENVER, CO 80202                        FLOOR
          (303) 861-7000                     (303) 293-2333                   NEW YORK, NY 10019
                                                                                (917) 206-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                    PROPOSED
                   TITLE OF EACH CLASS OF                      MAXIMUM AGGREGATE          AMOUNT OF
                SECURITIES TO BE REGISTERED                      OFFERING PRICE        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock(2).............................................      $30,815,688               $8,567
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. The registration fee has been calculated based upon the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq Stock Market on October 15, 1999, which was $6 1/16.

(2) Each share of Common Stock also includes one right to acquire Common Stock or other securities of the Company in certain circumstances pursuant to the Company's Shareholders Rights Plan.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 1999
PROSPECTUS

                                4,420,000 SHARES

                            [MALLON RESOURCES LOGO]

                                  COMMON STOCK

     Mallon Resources Corporation is offering 4,000,000 of the shares to be sold in this offering. A selling shareholder is offering an additional 420,000 shares to be sold. Mallon will not receive any of the proceeds from the sale of shares sold by the selling shareholder.

     Mallon's common stock is quoted in the Nasdaq National Market under the symbol "MLRC." The last reported sale price of Mallon's common stock on October
  , 1999, was $     per share.

     Mallon is an oil and gas exploration, development and production company. Substantially all of our estimated proved reserves are located in the San Juan and Delaware Basins in New Mexico, where we have been active since 1982.

                                                                     PER
                                                                    SHARE               TOTAL
                                                                    -----               -----
Public offering price.......................................          $                   $
Underwriting discounts and commissions......................
Proceeds, before expenses, to Mallon........................
Proceeds, before expenses, to the selling shareholder.......

     SEE "RISK FACTORS" ON PAGES 9 TO 15 TO READ ABOUT SOME OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF MALLON COMMON STOCK.

     NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters may, under certain circumstances, purchase up to an additional 663,000 shares of common stock from Mallon at the public offering price, less the underwriting discount and commissions. Delivery and payment for
the shares will be on                , 1999.

MCDONALD INVESTMENTS INC.
                  JOHNSON RICE & COMPANY L.L.C.
                                    MORGAN KEEGAN & COMPANY, INC.

                                October   , 1999

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Summary.....................................................     3
Risk Factors................................................     9
Forward-Looking Statements..................................    16
Use of Proceeds.............................................    17
Price Range of Common Stock.................................    17
Dividend Policy.............................................    17
Capitalization..............................................    18
Selected Consolidated Financial and Operating Data..........    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business and Properties.....................................    30
Management..................................................    36
Principal and Selling Shareholders..........................    38
Description of Capital Stock and Other Securities...........    40
Underwriting................................................    44
Legal Matters...............................................    46
Experts.....................................................    46
Where You Can Find More Information.........................    46
Incorporation of Certain Documents by Reference.............    47
Glossary of Certain Industry Terms..........................    48
Index to Consolidated Financial Statements..................   F-1

--------------------------------------------------------------------------------

     As used in this prospectus, any reference to "Mallon," "we," "our" or the "Company" means Mallon Resources Corporation and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. We have included definitions of technical terms and abbreviations important to an understanding of our business under "Glossary of Certain Industry Terms" on page 48.
--------------------------------------------------------------------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents. Information included in those documents has not been updated or changed since their respective dates, and our business, financial condition, results of operations and prospects may have changed since those dates.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."

                          MALLON RESOURCES CORPORATION

     We are an independent energy company engaged in oil and natural gas exploration, development and production. Substantially all of our oil and gas reserves are located in the San Juan and Delaware Basins in New Mexico, where we have been active since 1982. We own significant acreage positions in these two basins, where we believe our technical and operational experience and our database of information enable us to more effectively exploit and develop our properties. At December 31, 1998, we had 91.7 Bcfe of estimated proved reserves, approximately 92% of which were natural gas. Our reserves are relatively long-lived, as evidenced by the ratio of our estimated proved reserves as of December 31, 1998, to our 1998 production, of 12.7 years.

     We own approximately 60,700 gross acres in the East Blanco natural gas field on the eastern flank of the San Juan Basin. Between July 1, 1997, and December 31, 1998, we spent $20.3 million to drill or recomplete 75 wells in East Blanco Field, substantially all of which were successful. The 38 East Blanco wells we drilled cost an average of $460,000 to drill, complete and place on production. Our 37 East Blanco recompletions cost an average of $155,000. These activities established an incremental 53.9 Bcf of proved natural gas reserves, net to our interest, at an average finding cost of $0.38 per Mcf. During the first eight months of 1999, we limited our activities to the drilling or recompletion of 10 East Blanco wells due to capital constraints. In September 1999, we refinanced our debt to provide additional funds for the development of this field. We have since successfully drilled or recompleted five wells at East Blanco, two of which are on production and three of which are awaiting gathering system hook-ups.

     Our East Blanco Field drilling activities have established commercial production of natural gas from the San Jose, Ojo Alamo, Nacimiento and Pictured Cliffs formations. These formations are found stacked atop one another throughout much of our East Blanco acreage at depths ranging down to 4,000 feet. We operate all of our East Blanco wells, in which we have an average working interest of 95% and an average net revenue interest of 75%. We generally sell our natural gas production from East Blanco Field for index prices (adjusted for Btu content) as reported in Inside F.E.R.C.'s Gas Market Report for spot gas delivered to El Paso Natural Gas Co. in the San Juan Basin, net of an adjustment for transportation. As of October 1, 1999, the applicable index price, as adjusted, was $2.57 per Mcf. The price adjustment for transportation averaged $0.46 per Mcf during the first nine months of 1999. During the quarter ended June 30, 1999, our average daily production of natural gas from East Blanco was 12 MMcf per day, at an average production cost of $0.75 per Mcf.

     In May 1998, we significantly increased our acreage in East Blanco Field by entering into a Minerals Development Agreement with the Jicarilla Apache Tribe covering 39,360 acres of Tribal land. This acreage is adjacent to our original East Blanco acreage. We tested this new acreage with six exploratory wells. We discovered commercial quantities of natural gas in five of the wells, which we believe confirms that East Blanco Field extends onto the new acreage. The sixth well, deemed non-commercial, marks the southern limit of our current drilling program.

     Based on our operations to date, we have identified more than 240 drilling and recompletion opportunities on our East Blanco acreage, which we believe have the potential to contain an incremental 300 Bcf of recoverable natural gas volumes. For the 15 month period commencing October 1, 1999, and continuing through calendar year 2000, we have budgeted $50.7 million to:

     - drill or recomplete 94 wells in East Blanco Field;

     - expand the capacity of our East Blanco gas sweetening plant; and

     - extend the East Blanco Field gathering system and related infrastructure.

     We have budgeted approximately $14.0 million for 2000 to construct an approximately 50-mile long natural gas gathering line to connect our East Blanco gas sweetening plant to El Paso Natural Gas Co.'s mainline near Bloomfield, New Mexico. We expect the capacity of this 16-inch diameter line to be sufficient to transport all of the natural gas that we produce from East Blanco, although as production volumes increase we will be required to add additional compression to the line. The line will allow us to avoid the price adjustments for transportation we currently incur for delivery to the El Paso mainline, which averaged $0.46 per Mcf during the first nine months of 1999.

     We also have significant oil and gas interests in the Delaware Basin of southeast New Mexico, where we own interests in approximately 24,800 gross (19,500 net) acres, containing 182 gross (61 net) wells. At December 31, 1998, our estimated proved reserves in the Delaware Basin were 17.0 Bcfe. Our Delaware Basin properties are located primarily in fields with established production histories, which typically contain multiple productive geologic formations and zones. While we intend to allocate the substantial majority of our capital to continue developing our East Blanco properties in the San Juan Basin, we will remain active in the Delaware Basin.

                              BUSINESS STRATEGIES

     Our primary business objective is to increase our proved oil and gas reserves and cash flows. We pursue this objective by:

     - Conducting Exploration through Exploitation. Our primary operating strategy is to increase our proved reserves through relatively low-risk activities such as development drilling, recompletions, multi-zone completions and enhanced recovery activities. Numerous potentially productive geologic formations tend to be stacked atop one another in the San Juan and Delaware Basins. This allows us to target multiple potential pay zones in most wells, thus reducing drilling risks, and to conduct exploration operations in conjunction with our development drilling. Wells drilled to one horizon offer opportunities to examine up-hole zones or can be drilled to deeper prospective formations for relatively little additional cost. The recent increases in our estimated proved reserves and rates of production are attributable primarily to oil and gas fields discovered or extended by our exploration through exploitation activities.

     - Controlling Our Operations. For the year ended December 31, 1998, approximately 91% of our production was from properties that we operate. We believe that this level of operating control, combined with our operating experience in the San Juan and Delaware Basins, allows us to better control ongoing operations and costs, field development decisions, and the timing and nature of capital expenditures.

     - Developing and Controlling Our Infrastructure. By owning and controlling our critical infrastructure, such as gas gathering systems, gas sweetening plants and saltwater disposal facilities, we believe that we can reduce costs. Between July 1, 1997, and December 31, 1998, we spent $9.6 million to construct our gas sweetening plant and salt water disposal facility at East Blanco and $4.4 million for gas gathering lines.

     - Accelerating Development of East Blanco Field. The current focus of our operating activities is to increase our proved reserves and cash flow through the development of our East Blanco Field in the San Juan Basin, where we have an inventory of over 240 drilling and recompletion opportunities on our acreage.

     - Continuing to Increase Our Drilling Inventory. Although we currently are focused on developing our East Blanco Field, our strategy is to continue to build our inventory of drilling opportunities. During the next year, we will initiate a pilot program to test the Fruitland Coal seam that is present throughout our East Blanco acreage at depths ranging from 3,500 to 3,800 feet. Further, we continue to evaluate drilling opportunities in the oil-prone Delaware Basin.

     - Making Strategic Acquisitions. We also make acquisitions of properties located within our core areas of operations. We believe that our knowledge of the San Juan and Delaware Basins allows us to effectively identify and evaluate acquisition opportunities.

                                  THE OFFERING

Shares offered by Mallon...  4,000,000 shares(1)

Shares offered by selling
  shareholder..............  420,000 shares

Shares to be outstanding
after this offering........  11,833,300 shares(1)(2)

Use of proceeds............  Approximately $     million to finance exploitation
                             and development activities in the East Blanco Field through 2000, and approximately $14.0 million to design and build an approximately 50-mile long natural gas gathering line. Pending application of the net proceeds for these projects, we will invest the net proceeds in short-term, investment grade, interest-bearing securities. We will not receive any proceeds from the sale of common stock by the selling shareholder.

Nasdaq National Market
symbol.....................  MLRC
---------------

(1) Does not include up to 663,000 shares that the underwriters may purchase if they exercise their over-allotment option.

(2) Excludes           shares of common stock issuable upon exercise of
    outstanding options and warrants, and           shares of common stock, as
    adjusted to reflect this offering, issuable upon conversion of our outstanding Series B Mandatorily Redeemable Convertible Preferred Stock.

                             SUMMARY FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, our summary historical financial data. The financial data for each of the three fiscal years ended December 31, 1996, 1997 and 1998 is derived from our audited Consolidated Financial Statements. Our financial data for the six months ended June 30, 1998 and 1999 is derived from our unaudited interim consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. The results for the six month period ended June 30, 1999 are not necessarily indicative of results for the full year.

                                                                                SIX MONTHS
                                               YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                            -----------------------------   ------------------
                                            1996(1)     1997       1998       1998      1999
                                            -------   --------   --------   --------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations Data:
  Total revenues..........................  $ 6,366   $  8,651   $ 13,178   $  6,052   $ 5,978
  Oil and gas production expense..........    2,249      3,037      5,273      2,359     2,520
  Depreciation, depletion and amortization
     expense..............................    2,095      2,725      5,544      2,334     2,357
  Impairment of oil and gas properties....      254         24    (16,842)        --        --
  General and administrative expense......    1,845      2,274      2,562      1,189     1,282
  Interest and other expense..............      842        701      1,143        283     1,162
  Net loss................................   (1,837)    (3,704)   (18,186)      (113)   (1,343)
  Net income (loss) attributable to common
     shareholders(2)......................  $ 1,530   $ (4,292)  $(18,306)  $   (173)  $(1,403)
Per Share Data(3):
  Loss attributable to common shareholders
     before extraordinary item............  $ (0.82)  $  (0.92)  $  (2.61)  $  (0.02)  $ (0.20)
  Extraordinary loss......................    (0.06)        --         --         --        --
                                            -------   --------   --------   --------   -------
  Net loss attributable to common
     shareholders(2)......................  $ (0.88)  $  (0.92)  $  (2.61)  $  (0.02)  $ (0.20)
                                            =======   ========   ========   ========   =======
  Weighted average shares outstanding.....    2,512      4,682      7,015      7,004     7,024
Other Data:
  Net cash (used in) provided by operating
     activities...........................  $  (359)  $  5,738   $  5,065   $  3,746   $(1,350)
  Net cash used in investing activities...   (6,523)   (17,354)   (36,008)   (16,909)   (3,860)
  Net cash provided by financing
     activities...........................    8,384     15,586     25,935      6,698     4,627
  EBITDA(4)...............................    1,520         56      5,343      2,504     2,176
  Capital expenditures....................  $ 6,339   $ 20,169   $ 36,354   $ 17,107   $ 3,866

                                                                    JUNE 30, 1999
                                                               ------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                               -------   --------------
Balance Sheet Data:
  Working capital (deficit).................................   $(2,055)     $
  Total assets..............................................    59,442
  Long-term obligations(6)..................................    31,804
  Mandatorily redeemable convertible preferred stock........     1,335
  Shareholders' equity......................................    20,882

                          footnotes on following page

---------------

(1) The financial information for 1996 is consolidated information that includes the accounts of Laguna Gold Company. See Note 3 to our Consolidated Financial Statements.

(2) The gain on the redemption of our Series A Convertible Preferred Stock in the fourth quarter of 1996 resulted in net income attributable to common shareholders for the year ended December 31, 1996 of $1,530,000. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders for the year ended December 31, 1996 of $2,213,000 or $0.88 per share.

(3) As adjusted for the four to one reverse stock split that occurred on September 9, 1996.

(4) EBITDA is earnings before income taxes, interest expense, depreciation, depletion and amortization, impairment, and extraordinary loss. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. We believe that EBITDA may provide additional information about our ability to meet our future requirements for debt service, capital expenditures and working capital. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically and (iii) how EBITDA compares to levels of interest expense. Other companies may define EBITDA differently, and as a result, such measures may not be comparable to our EBITDA.

(5) As adjusted to reflect our receipt of estimated net proceeds from the issuance of common stock in this offering and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

(6) Long-term obligations is net of current maturities.

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information concerning our estimated proved oil and gas reserves as of December 31, 1998, based on a report prepared by Ryder Scott Company Petroleum Engineers. Ryder Scott is sometimes referred to herein as the "Independent Engineer," and its report is sometimes referred to herein as the "Reserve Report." All calculations in the Reserve Report have been made in accordance with the rules and regulations of the Securities and Exchange Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. The commodity prices used in this calculation were $1.43 per Mcf for natural gas and $10.03 per barrel for oil.

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Proved Reserves:
  Natural gas (MMcf)........................................     84,161
  Oil (MBbl)................................................      1,264
  Total (MMcfe).............................................     91,745
Proved Developed Reserves:
  Natural gas (MMcf)........................................     65,786
  Oil (MBbl)................................................        945
  Total (MMcfe).............................................     71,456
PV-10 (in thousands)........................................    $43,339

                             SUMMARY OPERATING DATA

                                                                                 SIX MONTHS
                                                                                    ENDED
                                                    YEAR ENDED DECEMBER 31,       JUNE 30,
                                                    ------------------------   ---------------
                                                     1996     1997     1998     1998     1999
                                                    ------   ------   ------   ------   ------
Net Production:
  Natural gas (MMcf)..............................   1,286    2,350    5,852    2,246    2,989
  Oil (MBbl)......................................     174      196      230      129       91
  Total (MMcfe)...................................   2,330    3,526    7,232    3,020    3,535
Average Sales Price Realized(1):
  Natural gas (per Mcf)...........................  $ 2.11   $ 2.04   $ 1.72   $ 1.87   $ 1.57
  Oil (per Bbl)...................................  $18.05   $19.31   $12.99   $13.77   $13.64
  Total (per Mcfe)................................  $ 2.51   $ 2.43   $ 1.81   $ 1.98   $ 1.68
Average Cost Data (per Mcfe):
  Production tax and marketing expense............  $ 0.31   $ 0.32   $ 0.26   $ 0.30   $ 0.24
  Lease operating expense.........................  $ 0.66   $ 0.54   $ 0.47   $ 0.48   $ 0.47
  Depletion.......................................  $ 0.83   $ 0.74   $ 0.73   $ 0.74   $ 0.61

---------------

(1) Reflects effects of hedging and price adjustments for transportation for gas produced from East Blanco Field.

                        AVERAGE DAILY PRODUCTION (MCFE)

For the year ended December 31, 1998.......................   19,814
For the six months ended June 30, 1999.....................   19,530

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES COULD ADVERSELY AFFECT OUR REVENUE, CASH FLOWS AND PROFITABILITY.

     Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend heavily on prevailing market prices for oil and gas. We expect the markets for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on our financial condition and results of operations. It could reduce our cash flow and borrowing capacity, as well as the value and the amount of our reserves. At December 31, 1998, approximately 92% of our estimated proved reserves were natural gas. Accordingly, we are impacted more directly by volatility in the price of natural gas.

     We cannot predict future oil and natural gas prices. Various factors beyond our control that could affect prices of oil and gas include:

     - worldwide and domestic supplies of oil and gas,

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

     - political instability or armed conflict in oil or gas producing regions,

     - the price and level of foreign imports,

     - worldwide economic conditions,

     - marketability of production,

     - the level of consumer demand,

     - the price, availability and acceptance of alternative fuels,

     - the availability of pipeline capacity,

     - weather conditions, and

     - actions of federal, state, local and foreign authorities.

     These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.

     We enter into energy swap agreements and other financial arrangements at various times to attempt to minimize the effect of oil and natural gas price fluctuations. We cannot assure you that such transactions will reduce risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in oil or natural gas prices would have a material adverse effect on our business and financial results. Energy swap arrangements may limit the risk of declines in prices, but such arrangements may also limit revenues from price increases.

LOWER OIL AND GAS PRICES MAY CAUSE US TO RECORD CEILING LIMITATION WRITE-DOWNS.

     We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded. We may be required to write down the carrying value of our oil and gas properties when oil and gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date. We recorded a $16.8 million write-down of the carrying value of our oil and gas properties in December 1998.

OUR OPERATIONS REQUIRE LARGE AMOUNTS OF CAPITAL.

     Our current development plans will require us to make large capital expenditures for the exploration and development of our properties. Historically, we have funded our capital expenditures through a combination of funds generated internally from sales of production, equity offerings, and long and short-term debt financing arrangements. We currently do not have any sources of additional financing other than our credit facility and our equipment leases. We cannot be sure that any additional financing will be available to us on acceptable terms. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     - the level of production from existing wells,

     - prices of oil and natural gas, and

     - our results in locating and producing new reserves and the results of our natural gas development project at East Blanco Field.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing shareholders. Debt financing could lead to:

     - a substantial portion of our operating cash flow being dedicated to the payment of principal and interest,

     - our being more vulnerable to competitive pressures and economic downturns, and

     - restrictions on our operations.

     If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our credit facility or otherwise, our ability to execute our development plans, replace our reserves or maintain production levels could be greatly limited.

ESTIMATES IN THIS PROSPECTUS CONCERNING OUR OIL AND GAS RESERVES AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise a significant portion of our reserves, are by their nature uncertain. The reserve information included or incorporated by reference in this prospectus are only estimates and are based upon various assumptions, including assumptions required by the Securities and Exchange Commission, relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Although we believe they are reasonable, actual production, revenues and expenditures will likely vary from estimates, and these variances may be material.

     Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Proved Reserves."

     In addition, you should not construe PV-10 as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

     - prices for oil and natural gas,

     - the amount and timing of actual production,

     - supply and demand for oil and natural gas,

     - curtailments or increases in consumption by crude oil and natural gas purchasers, and

     - changes in governmental regulations or taxation.

     The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual present value. In addition, the 10% discount factor, which we are required to use to calculate PV-10 for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

OUR LONG-TERM FINANCIAL SUCCESS WILL DEPEND ON OUR ABILITY TO REPLACE THE RESERVES WE PRODUCE.

     In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future natural gas and oil production is highly dependent upon our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. We cannot assure you that our future development, acquisition and exploration activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

WE DEPEND HEAVILY ON SUCCESSFUL DEVELOPMENT OF OUR SAN JUAN BASIN PROPERTIES.

     Our future success depends in large part on our ability to develop additional natural gas reserves on our San Juan Basin properties that are economically recoverable. Most of our proved reserves are in the San Juan Basin, and our development plans make our future growth highly dependent on increasing production and reserves in the San Juan Basin. Our proved reserves will decline as reserves are depleted, except to the extent we conduct successful exploration or development activities or acquire other properties containing proved reserves. Our development plan includes increasing our reserve base through continued drilling and development of our existing properties in the San Juan Basin. Our San Juan Basin properties can only be effectively developed and evaluated by drilling activities and the evaluation of drilling results. Less costly means of evaluation, such as 3-D seismic, are not helpful on properties such as ours. We cannot be sure that our planned projects will lead to significant additional reserves or that we will be able to continue drilling productive wells at acceptable finding and development costs.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

     The business of exploring for and, to a lesser extent, developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic.

OUR INDUSTRY IS SUBJECT TO NUMEROUS HAZARDS.

     The oil and natural gas industry involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause us substantial losses. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks, which are not fully insurable -- could have a material adverse effect on our financial condition and results of operations. Further, our insurance may not be adequate to cover losses or liabilities and the insurance we do have may not continue to be available at premium levels that justify its purchase.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     - unexpected drilling conditions,

     - pressure or irregularities in formations,

     - equipment failures or accidents,

     - adverse weather conditions,

     - compliance with governmental requirements, and

     - shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate, or our drilling success rate for activity within a particular area, will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified numerous potential drilling locations, we cannot be sure that we will ever drill them or that we will produce oil or natural gas from them or any other potential drilling locations.

BUILDING A LONG GAS GATHERING LINE INVOLVES MANY RISKS.

     We plan to expend approximately $14.0 million of the net proceeds of this offering to design and build an approximately 50-mile long natural gas gathering line. Such an undertaking involves a number of significant uncertainties, including:

     - the risk that federal, state, local, tribal or other regulations will prohibit planned operations or make them more costly or burdensome than planned,

     - the risk that required or desired rights-of-way cannot be obtained or are more costly than anticipated, and

     - the risk of construction cost overruns.

OPERATING A LONG GAS GATHERING LINE INVOLVES MANY RISKS.

     The operation of a long natural gas gathering line involves a number of significant risks, including:

     - the risk that the demand for the gas intended to be carried by the line will diminish,

     - the risk that the quantities of gas available for transportation through the line are insufficient to permit profitable operations,

     - competition from other means of gas transmission,

     - the risk of leaks, explosions and other unexpected events, and

     - environmental risks.

OUR KEY ASSETS ARE CONCENTRATED IN A SMALL GEOGRAPHIC AREA.

     At December 31, 1998, 67% of our average daily production, on an Mcfe basis, was processed through our East Blanco gas sweetening plant. Our production, revenue and cash flow will be adversely affected if this plant's operation is shut down, curtailed or limited for any reason. Substantially all of our operations are currently located in two geologic basins in New Mexico. Because of this geographic concentration, any regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production, including weather and natural disasters, may impact us more than if our operations were more geographically diversified.

     The availability of markets for our natural gas is beyond our control. Substantially all of our gas is produced in the San Juan Basin in the State of New Mexico and, consequently, we are particularly sensitive to marketing constraints that exist or may arise in the future in that area. Historically, due to the San Juan Basin's relatively isolated location and the resulting limited access of its natural gas production to the marketplace, natural gas produced in the San Juan Basin has tended to command prices that are lower than natural gas prices that prevail in other areas.

OUR BUSINESS DEPENDS ON TRANSPORTATION FACILITIES OWNED BY OTHERS.

     The marketability of our gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport natural gas.

     We have gas transportation contracts that require us to transport minimum volumes of natural gas. If we ship smaller volumes, we may be liable for the shortfall. Unforeseen events, including production problems or substantial decreases in the price for natural gas, could cause us to ship less than the required volumes, resulting in losses on these contracts.

WE FACE MARKETING, TRADING AND CREDIT RISKS.

     The marketability of our production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation could adversely affect our ability to produce and market oil and natural gas.

     In addition, the marketing of our oil and natural gas requires us to assess and respond to changing market conditions, including credit risks. If we are unable to respond accurately to changing conditions in the commodity markets, our results of operations could be materially adversely affected. We try to limit our exposure to price risk by entering into various hedging arrangements. We are exposed to credit risk because the counterparties to agreements might not perform their contractual obligations.

OUR HEDGING ARRANGEMENTS MIGHT LIMIT THE BENEFIT OF INCREASES IN COMMODITY
PRICES.

     To reduce our exposure to short-term fluctuations in the price of oil and natural gas, we enter into hedging arrangements from time to time with regard to a portion of our oil and natural gas production. These hedging arrangements limit the benefit of increases in the price of oil or natural gas while providing only partial protection against declines in prices. Under our Credit Agreement with Aquila Energy Capital Corporation, we are required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR INDUSTRY IS HEAVILY REGULATED.

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Noncompliance with statutes and regulations may lead to substantial penalties, and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

WE MUST COMPLY WITH COMPLEX ENVIRONMENTAL REGULATIONS.

     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current legal requirements, could have a material adverse effect on our business. We could face significant liabilities to the government and third parties for discharging oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts of monies on investigations, litigation and remediation. Our failure to comply with applicable environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties. We cannot be sure that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial condition or that we will not face material indemnity claims with respect to properties we own or lease or have owned or leased.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     We operate in a highly competitive environment. Major oil companies, independent producers, and institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to operate properties. Many of our competitors have financial and technological resources vastly exceeding those available to us. Many oil and gas properties are sold in competitive bidding processes, as to which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

WE DEPEND ON KEY PERSONNEL.

     Our success will continue to depend on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Unlike many other companies in our industry, we do not maintain "key man" insurance on the lives of any of our employees. We have employment agreements with our three most senior executive officers.

OUR SHARES THAT ARE ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR STOCK.

     After this offering, 11,833,300 shares of common stock will be outstanding (12,496,300 shares if the underwriters' over-allotment option is exercised in
full). In addition, options and warrants to purchase           shares are
outstanding, of which           are currently exercisable. These options and
warrants are exercisable at prices ranging from $0.01 to $     per share. Our
officers and directors have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or similar securities for a period of 90 days from the date of this prospectus without the prior written consent of McDonald Investments Inc., on behalf of the underwriters (except that we may issue or grant additional shares, warrants or options under our employee benefit plans). McDonald Investments Inc. may at any time waive the terms of these lock-up agreements as specified in the underwriting agreement. Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities.

OUR OPERATIONS HAVE NOT BEEN PROFITABLE.

     We recorded net losses for 1994, 1995, 1996, 1997, 1998 and the six months ended June 30, 1999, of $1,631,000, $1,929,000, $1,837,000, $3,704,000,
$18,186,000 and $1,343,000, respectively. Our ability to continue in business and maintain our financing arrangements may be adversely affected by a continued lack of profitability.

WE DO NOT PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock and have no intention to do so in the foreseeable future.

OUR ARTICLES OF INCORPORATION HAVE PROVISIONS THAT DISCOURAGE CORPORATE TAKEOVERS AND COULD PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR INVESTMENT.

     Our articles of incorporation contain provisions that may have the effect of delaying or preventing a change in control. Our articles of incorporation authorize the board of directors to issue up to 10,000,000 shares of preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board may determine. These provisions, alone or in combination with each other and with the rights plan described below, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock. Our board of directors adopted a shareholder rights agreement designed to enhance the board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire Mallon by means of unfair or abusive takeover tactics. However, the existence of the rights plan may impede a takeover of Mallon not supported by the board, including a takeover that may be desired by a majority of our shareholders or involving a premium over the prevailing stock price.

IN CERTAIN CIRCUMSTANCES, THE HOLDERS OF OUR SERIES B PREFERRED STOCK MAY HAVE THE RIGHT TO ELECT MEMBERS OF OUR BOARD OF DIRECTORS.

     Under the terms of our Series B Preferred Stock, if we do not pay dividends on the Series B Preferred Stock for three quarterly dividend periods, then, until such dividends have been paid in full, the holders of Series B Preferred Stock have the right to elect two additional members to our board of directors. While any such directors would not constitute a majority of our board, it is probable that they would attempt to influence the board, as a whole, to support the satisfaction of the claims of the holders of the Series B Preferred Stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, our growth strategies, the potential for the recovery of additional volumes of hydrocarbons, anticipated trends in our business and our future results of operations, market conditions in the oil and gas industry, our ability to make and integrate acquisitions, the outcome of litigation and the impact of governmental regulation. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of, among other things:

     - a decline in natural gas production or natural gas prices,

     - incorrect estimates of required capital expenditures,

     - increases in the cost of drilling, completion and gas collection or other costs of production and operations,

     - an inability to meet growth projections, and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Mallon, our business or our management, are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the shares of common stock being
offered hereby are estimated to be approximately $     million ($     million if
the underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses and assuming an offering
price of $     per share.

     We intend to use approximately $     million of the net proceeds of this
offering to finance our oil and gas exploitation and development activities at East Blanco Field in the San Juan Basin of New Mexico, and approximately $14.0 million to design and build an approximately 50-mile long natural gas gathering line to connect our East Blanco gas sweetening plant to a mainline. Although no acquisitions are pending, a portion of the net proceeds may be used to make strategic acquisitions of oil and gas interests.

     Pending application of the net proceeds as described above, they will be invested in short-term, investment grade, interest-bearing securities.

     We will not receive any proceeds from the sale of common stock by the selling shareholder, Aquila Energy Capital Corporation. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "MLRC." The following table sets forth, for the periods indicated, the high and low prices of the common stock as reported on the Nasdaq National Market.

                                                                    HIGH          LOW
                                                                    ----          ---
Year Ended December 31, 1997:
  First Quarter.............................................        $10 1/2        $7 1/8
  Second Quarter............................................          9 3/4         6 3/4
  Third Quarter.............................................         12 3/8         7 3/8
  Fourth Quarter............................................         13             7 13/16
Year Ended December 31, 1998:
  First Quarter.............................................        $ 9 15/32      $7 1/4
  Second Quarter............................................         12 7/8         9
  Third Quarter.............................................         12 5/8         7 7/8
  Fourth Quarter............................................          9 1/2         6 3/8
Year Ending December 31, 1999:
  First Quarter.............................................        $ 8 3/4        $5 15/16
  Second Quarter............................................          9 7/16        5 3/4
  Third Quarter.............................................          9 1/8         6 5/8
  Fourth Quarter (through October 14, 1999).................          8 1/2         6 7/16

     On October 14, 1999, the last reported sale price of the common stock as reported by the Nasdaq National Market was $6 7/16. As of October 14, 1999, there were approximately 600 shareholders of record of the common stock.

                                DIVIDEND POLICY

     We do not intend to pay cash dividends on our common stock in the foreseeable future. We instead intend to retain any earnings to support our growth. Any future cash dividends would depend on future earnings, capital requirements, our financial condition and other factors deemed relevant by our board of directors. Under the terms of our credit facility with Aquila Energy Capital Corporation, we may not pay dividends without the consent of Aquila. For a description of the credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 1999, and as adjusted to reflect the sale of 4,000,000 shares of common stock offered hereby. The following table should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this prospectus.

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, net of current maturities(1)................  $ 31,804    $ 31,804
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 135,200 shares issued and outstanding, liquidation preference and
  mandatory redemption of $1,352,000........................     1,335       1,335
Shareholders' equity:
  Common stock, $0.01 par value, 25,000,000 shares
     authorized; 7,031,940 shares issued and outstanding and
     11,031,940 shares as adjusted(2).......................        70
  Additional paid-in capital................................    74,170
  Accumulated deficit.......................................   (53,358)    (53,358)
                                                              --------    --------
          Total shareholders' equity........................    20,882
                                                              --------    --------
          Total capitalization..............................  $ 54,021    $
                                                              ========    ========

---------------

(1) On September 9, 1999, we retired $31.7 million of the long-term debt reflected above. At September 30, 1999, our long-term debt was $32.9 million. None of the proceeds of this offering will be applied to the payment of long-term debt.

(2) Does not include           shares of common stock issuable upon exercise of
    outstanding options and warrants, or           shares of common stock, as
    adjusted to reflect this offering, issuable upon conversion of our outstanding Series B Mandatorily Redeemable Convertible Preferred Stock. See "Description of Capital Stock and Other Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, our selected historical financial data. The financial data for each of the five years ended December 31, 1994, 1995, 1996, 1997 and 1998 is derived from our audited Consolidated Financial Statements. The financial data for the six months ended June 30, 1998 and 1999 is derived from our unaudited interim consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1999 are not necessarily indicative of results for the full year.

                                                                                                                SIX MONTHS ENDED
                                                                         YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                            -------------------------------------------------   -----------------
                                                            1994(1)   1995(1)   1996(1)     1997       1998      1998      1999
                                                            -------   -------   -------    -------   --------   -------   -------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations Data:
  Revenues:
    Oil and gas sales.....................................  $4,629    $4,800    $5,854     $ 8,582   $ 13,069   $ 5,982   $ 5,933
    Other.................................................     106       470       512          69        109        70        45
                                                            -------   -------   -------    -------   --------   -------   -------
                                                             4,735     5,270     6,366       8,651     13,178     6,052     5,978
                                                            -------   -------   -------    -------   --------   -------   -------
  Costs and expenses:
    Oil and gas production................................   2,024     1,868     2,249       3,037      5,273     2,359     2,520
    Mining project expenses...............................     459       838     1,014          --         --        --        --
    Depreciation, depletion and amortization..............   2,409     2,340     2,095       2,725      5,544     2,334     2,357
    Impairment of oil and gas properties..................      --        --       264          24     16,842        --        --
    Impairment of mining properties.......................      --        --        --         350         --        --        --
    General and administrative, net.......................   1,342     1,467     1,845       2,274      2,562     1,189     1,282
    Interest and other....................................     132       433       842         701      1,143       283     1,162
                                                            -------   -------   -------    -------   --------   -------   -------
                                                             6,366     6,946     8,309       9,111     31,364     6,165     7,321
                                                            -------   -------   -------    -------   --------   -------   -------
Minority interest in loss of consolidated subsidiary......      --        --       266          --         --        --        --
Equity in loss of affiliate...............................      --        --        --      (3,244)        --        --        --
                                                            -------   -------   -------    -------   --------   -------   -------
Loss before extraordinary item............................  (1,631)   (1,676)   (1,677)     (3,704)   (18,186)     (113)   (1,343)
Extraordinary loss on early retirement of debt............      --      (253)     (160)         --         --        --        --
                                                            -------   -------   -------    -------   --------   -------   -------
Net loss..................................................  (1,631)   (1,929)   (1,837)     (3,704)   (18,186)     (113)   (1,343)
Dividends on preferred stock and accretion................    (258)     (360)     (376)       (185)      (120)      (60)      (60)
Gain on redemption of preferred stock.....................      --        --     3,743          --         --        --        --
Preferred stock conversion inducement.....................      --        --        --        (403)        --        --        --
                                                            -------   -------   -------    -------   --------   -------   -------
Net income (loss) attributable to common
  shareholders(2).........................................  $(1,889)  $(2,289)  $1,530     $(4,292)  $(18,306)  $  (173)  $(1,403)
                                                            =======   =======   =======    =======   ========   =======   =======
Per Share Data(3):
  Loss attributable to common shareholders before
    extraordinary item....................................  $(0.99)   $(1.05)   $(0.82)    $ (0.92)  $  (2.61)  $ (0.02)  $ (0.20)
  Extraordinary loss......................................      --     (0.13)    (0.06)         --         --        --        --
                                                            -------   -------   -------    -------   --------   -------   -------
  Net loss attributable to common shareholders(2).........  $(0.99)   $(1.18)   $(0.88)    $ (0.92)  $  (2.61)  $ (0.02)  $ (0.20)
                                                            =======   =======   =======    =======   ========   =======   =======
  Weighted average shares outstanding.....................   1,916     1,947     2,512       4,682      7,015     7,004     7,024
Other Data:
  Capital expenditures....................................  $2,379    $3,995    $6,339     $20,169   $ 36,354   $17,107   $ 3,866

                                                                                DECEMBER 31,
                                                               -----------------------------------------------   JUNE 30,
                                                                1994      1995      1996      1997      1998       1999
                                                               -------   -------   -------   -------   -------   --------
Balance Sheet Data:
  Working capital (deficit).................................   $(1,764)  $  (476)  $ 5,365   $ 1,190   $(3,782)  $(2,055)
  Total assets..............................................    28,226    31,635    41,400    51,426    58,452    59,442
  Long-term obligations(4)..................................        --    10,037     3,511         1    27,183    31,804
  Mandatorily redeemable preferred stock....................     3,804     3,844     3,900     1,317     1,329     1,335
  Shareholders' equity......................................    13,549    11,760    21,904    40,196    22,164    20,882

---------------

(1) The financial information for 1994, 1995 and 1996 is consolidated information that includes the accounts of Laguna Gold Company. See Note 3 to our Consolidated Financial Statements.
(2) The gain on the redemption of the Series A Convertible Preferred Stock in the fourth quarter of 1996 resulted in net income attributable to common shareholders for the year ended December 31, 1996 of $1,530,000. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders for the year ended December 31, 1996 of $2,213,000 or $0.88 per share.
(3) As adjusted for the four to one reverse stock split that occurred on September 9, 1996.
(4) Long-term obligations include long-term debt net of current maturities, notes payable-other and capital lease and installment obligations net of current portions.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding our historical consolidated financial position at June 30, 1999, December 31, 1998 and 1997, and results of operations and cash flows for the six months ended June 30, 1999 and 1998, and for each of the years ended December 31, 1998, 1997 and 1996. Our historical Consolidated Financial Statements and notes thereto included elsewhere in this prospectus contain detailed information that should be referred to in conjunction with the following discussion. The financial information discussed below is consolidated information, which includes the accounts of Laguna Gold Company in 1996. As discussed in Note 3 to our consolidated financial statements, because our interest in Laguna was reduced from an approximate 56% interest at the beginning of 1997, to less than a majority interest by the end of that year, we de-consolidated Laguna from our financial statements and accounted for our investment in Laguna using the equity method of accounting. Pursuant to applicable Securities and Exchange Commission rules, a restatement of years prior to 1997 to reflect the de-consolidation is not permitted.

OVERVIEW

     Our revenues, profitability and future growth rates will be substantially dependent upon our drilling success in the San Juan and Delaware Basins, and prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and oil and gas prices can be expected to continue to be subject to wide fluctuations in the future. A substantial or extended decline in oil or gas prices could have a material adverse effect on our financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that we may produce economically.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations are capital intensive. Historically, our principal sources of capital have been cash flow from operations, a revolving line of credit and proceeds from sales of common and preferred stock. Our principal uses of capital have been for the acquisition, exploration and development of oil and gas properties and related facilities.

     During fourth quarter 1997, we realized net proceeds of $19.6 million from the sale of 2.3 million shares of common stock in a public offering. A portion of the proceeds was used to repay substantially all of our long-term bank debt. At the beginning of 1998, we had $1.2 million in net working capital, including $6.7 million in cash and cash equivalents, and virtually no long-term debt.

     Our 1998 capital expenditures were $36.0 million and our net cash provided by operations was $5.1 million. The remainder of our 1998 capital expenditures were funded primarily through borrowings under our bank revolving line of credit and two term loans negotiated during 1998. We closed 1998 with a working capital deficit of $3.8 million and long-term debt of $27.2 million.

     In September 1999, we established a credit agreement with Aquila Energy Capital Corporation. The initial amount available under the agreement is $45.7 million. The amount available may be increased to as much as $60 million as new reserves are added through our planned development drilling program. At September 30, 1999, we had drawn $30,747,000 under the Aquila agreement, of which $28,000,000 was used to retire our previous credit facility with Bank One, Texas, N.A. The remainder was used to pay transaction costs and $1.0 million of outstanding accounts payable. Additional funds will be advanced as our drilling program proceeds. Principal payments on the four-year loan will begin in November 1999 and are based on our cash flow from operations, as defined, less advances for our drilling program. We do not anticipate making any principal payments for the next 18 months because we expect drilling expenditures to equal or surpass defined cash flow from operations during that period. The Aquila facility is secured by substantially all of our oil and gas properties. Interest on the Aquila facility accrues at prime plus 2% and will be added to the loan balance. The outstanding loan balance is due in full on September 9, 2003. As part of the transaction, we also entered into a four year Agency Agreement with Aquila under which we pay a marketing fee equal to 1% of the net proceeds from the sale of all of our oil and gas production. In addition, we also issued to Aquila 420,000 shares of common stock. Aquila also has a one-time right to require us to purchase 420,000 of our common shares from Aquila at $12.50 per share during the 30-day period beginning September 9, 2003. Aquila, a selling shareholder in this offering, has agreed that it will waive this put right in exchange for a payment from us equal to $1.00 per share.

     In September 1999 we also entered into a five year, $5.5 million Master Rental Contract with Universal Compression, Inc. to refinance our East Blanco gas sweetening plant. The proceeds of that financing were used to repay the loan from Bank One, Texas, N.A. that was secured by the plant. The Master Rental Contract bears interest at a rate of approximately 13%. Payments under the Master Rental Contract commence in October 1999.

     Under the mandatory redemption feature of our Series B Mandatorily Redeemable Convertible Preferred Stock we will be required to redeem 55,200 shares in April 2000, and the remaining 80,000 shares in April 2001. The mandatory redemption price is $10.00 per share, plus any accrued but unpaid dividends. The Series B Stock is convertible to common stock automatically if the common stock trades at a price in excess of 140% of the then applicable conversion price for each day in a period of 10 consecutive trading days. The
conversion price, as adjusted to account for this offering, is currently $     .

RESULTS OF OPERATIONS

                                                                               FOR THE SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                   -------------------------   -------------------
                                                    1996     1997     1998       1998       1999
                                                   ------   ------   -------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER UNIT DATA)
Operating Results from Oil and Gas Operations:
  Oil and gas revenues...........................  $5,854   $8,582   $13,069    $5,982     $5,933
  Production tax and marketing expense...........     715    1,122     1,901       906        856
  Lease operating expense........................   1,534    1,915     3,372     1,453      1,664
  Depletion......................................   1,924    2,604     5,303     2,224      2,152
  Depreciation...................................      --       21       140        64        135
  Impairment.....................................     264       24    16,842        --         --
Net Production:
  Natural gas (MMcf).............................   1,286    2,350     5,852     2,246      2,989
  Oil (MBbl).....................................     174      196       230       129         91
  Total (MMcfe)..................................   2,330    3,526     7,232     3,020      3,535
Average Sales Price Realized(1):
  Natural gas (per Mcf)..........................  $ 2.11   $ 2.04   $  1.72    $ 1.87     $ 1.57
  Oil (per Bbl)..................................  $18.05   $19.31   $ 12.99    $13.77     $13.64
  Total (per Mcfe)...............................  $ 2.51   $ 2.43   $  1.81    $ 1.98     $ 1.68
Average Cost Data (per Mcfe):
  Production tax and marketing expense...........  $ 0.31   $ 0.32   $  0.26    $ 0.30     $ 0.24
  Lease operating expense........................  $ 0.66   $ 0.54   $  0.47    $ 0.48     $ 0.47
  Depletion......................................  $ 0.83   $ 0.74   $  0.73    $ 0.74     $ 0.61

---------------

(1) Includes effects of hedging and transportation adjustments for gas produced from East Blanco Field. See "Hedging Activities."

  Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Revenues. Total revenues decreased slightly to $5,978,000 for the six months ended June 30, 1999 from $6,052,000 for the six months ended June 30, 1998. Oil and gas revenue decreased 1% to $5,933,000 for the six months ended June 30, 1999 from $5,982,000 for the six months ended June 30, 1998, due to lower gas prices and oil production in the 1999 period. In May 1999, our gas wells in the San Juan Basin were shut-in for 15 days because of pipeline maintenance by a major natural gas pipeline company.

Average oil prices realized per barrel decreased 1% to $13.64 for the six months ended June 30, 1999, from $13.77 for the comparable 1998 period, and average gas prices realized per Mcf decreased 16% to $1.57 in the 1999 period from $1.87 for the six months ended June 30, 1998. Oil production decreased 29%, to 91,000 barrels for the six months ended June 30, 1999 from 129,000 barrels for the six months ended June 30, 1998, and gas production increased 33% to 2,989,000 Mcf for the six months ended June 30, 1999 from 2,246,000 Mcf for the same period a year ago. The gas production increases were due to new wells coming on line as a result of our 1998 and 1999 drilling programs.

     Oil and Gas Production Expenses. Oil and gas production expenses, including production tax and marketing expenses increased 7% to $2,520,000 for the six months ended June 30, 1999 from $2,359,000 for the comparable 1998 period, due to new wells coming on line as a result of the 1998 and 1999 drilling programs. Oil and gas production expenses per Mcfe decreased $0.07, or 9%, to $0.71 for the six months ended June 30, 1999 from $0.78 for the six months ended June 30, 1998. Production tax and marketing expense decreased $0.06 per Mcfe, or 20%, during the six months ended June 30, 1999 as a result of lower oil and gas prices. LOE per Mcfe for the six months ended June 30, 1999 decreased slightly to $0.47 from $0.48 for the 1998 period.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased 1% to $2,357,000 for the six months ended June 30, 1999 from $2,334,000 for the six months ended June 30, 1998. Depletion per Mcfe decreased 18% to $0.61 for the six months ended June 30, 1999 from $0.74 for the six months ended June 30, 1998, primarily due to the write-down of oil and gas properties of $16.4 million in fourth quarter 1998.

     General and Administrative Expenses. Net general and administrative expenses increased 8% to $1,282,000 for the six months ended June 30, 1999 from $1,189,000 for the same period in 1998 due to the hiring of additional personnel because of expanded operations.

     Interest and Other Expenses. Interest and other expenses increased 311% to $1,162,000 for the six months ended June 30, 1999 from $283,000 for the six months ended June 30, 1998. The increase was primarily due to a higher outstanding debt balance in the 1999 period.

     Income Taxes. We incurred net operating losses ("NOLs") for U.S. Federal income tax purposes in 1998 and 1999, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in the consolidated statements of operations for the six months ended June 30, 1998 and 1999.

     Net Loss. Net loss increased 1,088% to $1,343,000 for the six months ended June 30, 1999 from $113,000 for the same period a year ago, as a result of the factors discussed above. We paid the 8% dividend on our Series B Mandatorily Redeemable Convertible Preferred Stock of $54,000 and realized accretion of $6,000 during each of the six month periods ended June 30, 1999 and 1998. Net loss attributable to common shareholders increased 711% to $1,403,000 for the six months ended June 30, 1999 from $173,000 for the six months ended June 30, 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Total revenues for the year ended December 31, 1998 increased 52% to $13,178,000 from $8,651,000 for the year ended December 31, 1997. Oil and gas sales for the year ended December 31, 1998 increased 52% to $13,069,000 from $8,582,000. The increase was due to higher oil and gas production due to our drilling and recompletion program in 1998. Oil production for the year ended December 31, 1998 increased 17% to 230,000 barrels from 196,000 barrels for the year ended December 31, 1997 and gas production for the year ended December 31, 1998 increased 149% to

5,852,000 Mcf from 2,350,000 Mcf for the year ended December 31, 1997. These increases were somewhat offset by a decline in average oil and gas prices realized in 1998 from those realized in 1997. Average oil prices for the year ended December 31, 1998 decreased 33% to $12.99 per barrel from $19.31 per barrel for the year ended December 31, 1997 and average gas prices for the year ended December 31, 1998 decreased 16% to $1.72 per Mcf from $2.04 per Mcf for the year ended December 31, 1997.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1998 increased 74% to $5,273,000 from $3,037,000 for the year ended December 31, 1997. The increase was primarily attributable to increased operating costs related to new wells drilled in 1998 and expansion and operation of our gas sweetening plant. Production tax and marketing expense per Mcfe decreased $0.06, or 19%, to $0.26 for the year ended December 31, 1998 from $0.32 for the year ended December 31, 1997. Lease operating expense per Mcfe decreased $0.07, or 13%, to $0.47 for the year ended December 31, 1998 from $0.54 for the year ended December 31, 1997. LOE per Mcfe in 1998 is lower due to higher average production rates per well for new wells and a higher proportion of gas production in 1998, which is less costly to produce than oil.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1998 increased 103% to $5,544,000 from $2,725,000 for the year ended December 31, 1997 due to increased oil and gas production. Depletion per Mcfe for the year ended December 31, 1998 decreased slightly to $0.73 from $0.74 for the year ended December 31, 1997, due to a higher ratio of reserve increases to capital expenditures in 1998. Due to the impairment of oil and gas properties in fourth quarter 1998, discussed below, the depletion rate per Mcfe is expected to decline in future periods.

     Impairment of Oil and Gas Properties. Impairment of oil and gas properties was $16,842,000 for the year ended December 31, 1998 compared to $24,000 for the year ended December 31, 1997. Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our oil and gas properties each quarter on a country-by-country basis. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded. We recorded a non-cash charge in fourth quarter 1998 to write down our oil and gas properties by $16,842,000. In applying the "ceiling test," we used December 31, 1998 oil and gas prices of $10.03 per barrel of oil and $1.43 per Mcf of gas. The full cost ceiling is not intended to represent an estimate of the fair market value of our oil and gas properties. It is possible that we may incur additional ceiling test write-downs in the future. The impairment amount of $24,000 in 1997 relates to additional charges that came in after we impaired the costs incurred in 1996 related to an exploration venture in Belize, which drilled a dry hole. We currently operate only in the continental United States.

     Impairment of Mining Properties. In second quarter 1997, we reduced our note receivable from Laguna by $350,000, including accrued interest, in exchange for an overriding royalty interest in Laguna's mineral properties. Due to continued depressed gold prices, in fourth quarter 1997, we impaired this amount.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1998 increased 13% to $2,562,000 from $2,274,000 for the year ended December 31, 1997 due to the hiring of additional personnel because of expanded operations. For the year ended December 31, 1998, we capitalized $884,000 more of general and administrative expenses directly related to our drilling program than was capitalized for the year ended December 31, 1997.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1998 increased 63% to $1,143,000 from $701,000 for the year ended December 31, 1997. The increase is primarily due to higher outstanding borrowings under our revolving line of credit and term loans in 1998.

     Equity in Loss of Affiliate. As a result of reducing our ownership interest in Laguna, for the years ended December 31, 1998 and 1997, we accounted for our investment in Laguna using the equity method of accounting. In fourth quarter 1997, due to continued depressed gold prices, Laguna wrote down its mineral assets by $9,319,000. As a result, we impaired 100% of our investment in and advances to Laguna. Our share of Laguna's 1997 net loss was in excess of the carrying value of our investment in and advances to Laguna by $2,733,000. Our share of Laguna's 1997 losses, up to the carrying amount of our investment in and advances to Laguna, totaled $3,244,000. We will not reflect our share of Laguna's future losses and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future net losses not recognized.

     Income Taxes. We incurred net operating losses for U.S. Federal income tax purposes in 1998 and 1997, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in our consolidated statement of operations for the years ended December 31, 1998 and 1997. At December 31, 1998, we had an NOL carryforward for U.S. Federal income tax purposes of $19,000,000, which will begin to expire in 2001.

     Net Loss. Net loss for the year ended December 31, 1998 increased 391% to $18,186,000 from $3,704,000 for the year ended December 31, 1997 as a result of the factors discussed above. Of the net loss for the year ended December 31, 1998, $16,842,000 relates to a non-cash write down of oil and gas properties discussed above. Of the net loss for the year ended December 31, 1997, $3,634,000 relates to Laguna losses and impairments. As discussed above, we will not reflect our share of Laguna's losses in the future and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future losses not recognized. We paid the 8% dividend of $108,000 and $161,000 on our $1,329,000 and $1,317,000 face amount Series B
Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 1998 and 1997, respectively, and realized accretion of $12,000 and $24,000, respectively. Beginning in April 1997, preferred dividend payments were reduced as a result of the conversion into common stock and redemption of Series B Preferred Stock, as discussed in Note 6 of the consolidated financial statements. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, has been reflected on the consolidated statement of operations for the year ended December 31, 1997 as an increase to the net loss attributable to common shareholders. Net loss attributable to common shareholders for the year ended December 31, 1998 was $18,306,000 compared to net loss attributable to common shareholders of $4,292,000 for the year ended December 31, 1997.

  Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

     Revenues. Total revenues for the year ended December 31, 1997 increased 36% to $8,651,000 from $6,366,000 for the year ended December 31, 1996. Oil and gas sales for the year ended December 31, 1997 increased 47% to $8,582,000 from $5,854,000. The increase was primarily due to higher oil and gas production and higher oil prices. Oil production for the year ended December 31, 1997 increased 13% to 196,000 barrels from 174,000 barrels for the year ended December 31, 1996, and gas production for the year ended December 31, 1997 increased 83% to 2,350,000 Mcf from 1,286,000 Mcf for the year ended December 31, 1996, due to our successful drilling and recompletion program in 1997. Average oil prices for the year ended December 31, 1997 increased 7% to $19.31 per Bbl from $18.05 per Bbl for the year ended December 31, 1996. However, average gas prices for the year ended December 31, 1997 decreased 3% to $2.04 per Mcf from $2.11 per Mcf for the year ended December 31, 1996. We recognized a $329,000 gain on the sale of Laguna common stock for the year ended December 31, 1996.

     Oil and Gas Production Expenses. Oil and gas production expenses for the year ended December 31, 1997 increased 35% to $3,037,000 from $2,249,000 for the year ended December 31, 1996. The increase was primarily attributable to increased operating costs related to new wells drilled in 1997. Oil and gas production expenses per Mcfe decreased $0.11, or 11%, to $0.86 for the year ended December 31, 1997 from $0.97 for the year ended December 31, 1996. Production tax and marketing expense per Mcfe increased $0.01, or 3%, to $0.32 for the year ended December 31, 1997 from $0.31 for the year ended December 31, 1996. However, lease operating expense per Mcfe decreased $0.12, or 18%, to $0.54 for the year ended December 31, 1997 from $0.66 for the year ended December 31, 1996.

     Mining Project Expenses. As discussed above, we de-consolidated Laguna in fourth quarter 1997. Because all of the mining project expenses for the year ended December 31, 1997 were Laguna's, none are reflected on our consolidated statement of operations for 1997. Mining project expenses for the year ended December 31, 1996 of $1,014,000 reflect Laguna's drilling program in new exploration areas and business development expenses related to reviewing other mineral concessions.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization for the year ended December 31, 1997 increased 30% to $2,725,000 from $2,095,000 for the year ended December 31, 1996 due to increased oil and gas production. Depletion per Mcfe for the year ended December 31, 1997 decreased 11% to $0.74 from $0.83 for the year ended December 31, 1996, primarily due to a higher ratio of increases in oil and gas reserves to capital expenditures.

     Impairment of Oil and Gas Properties. Impairment of oil and gas properties was $24,000 during the year ended December 31, 1997 compared to $264,000 for the year ended December 31, 1996. In fiscal 1996, we acquired a 2.25% working interest in an exploration venture to drill one or more wells offshore Belize. As of December 31, 1996, we had incurred and capitalized $264,000 related to this venture. The joint venture drilled a dry hole subsequent to December 31, 1996. Accordingly, we reduced the carrying amount of our capitalized costs by $264,000. During 1997, additional costs related to this dry hole of $24,000 were incurred and impaired.

     Impairment of Mining Properties. In second quarter 1997, we reduced our note receivable from Laguna by $350,000, including accrued interest, in exchange for an overriding royalty interest in Laguna's mineral properties. Due to continued depressed gold prices, in fourth quarter 1997, we impaired this amount.

     General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1997 increased 23% to $2,274,000 from $1,845,000 for the year ended December 31, 1996 due primarily to the hiring of additional personnel because of expanded operations. During the year ended December 31, 1997, we capitalized $562,000 of general and administrative expenses directly related to our drilling program. No such costs were capitalized during 1996 because general and administrative expenses directly related to our drilling program were minimal.

     Interest and Other Expenses. Interest and other expenses for the year ended December 31, 1997 decreased 17% to $701,000 from $842,000 for the year ended December 31, 1996. The decrease was primarily due to lower outstanding borrowings in 1997.

     Minority Interest. Minority interest in loss of consolidated subsidiary in 1996 of $266,000 represents the minority interest share in the Laguna loss.

     Equity in Loss of Affiliate. During the latter part of 1996 and throughout most of 1997, we held approximately 56% of the common stock of Laguna. In fourth quarter 1997, we contributed 2,450,000 shares of our Laguna stock to induce a new management team to join Laguna. After this transaction, we owned approximately 46% of Laguna. As a result of reducing our ownership interest in Laguna, we accounted for our investment in Laguna at December 31, 1997 using the equity method of accounting. Pursuant to applicable rules of the Securities and Exchange Commission, we may not restate prior year financial information to reflect the use of the equity method. Accordingly, our results for 1996 are consolidated with Laguna's.

     In fourth quarter 1997, due to continued depressed gold prices, Laguna wrote down its mineral assets by $9,319,000. As a result, we impaired 100% of our investment in and advances to Laguna. Our share of Laguna's 1997 net loss was in excess of the carrying value of our investment in and advances to Laguna by $2,733,000. Our share of Laguna's 1997 losses, up to the carrying amount of our investment in and advances to Laguna, totaled $3,244,000, and is reflected as "equity in loss of affiliate" on our 1997 consolidated statement of operations. We will not reflect our share of Laguna's future losses and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future net losses not recognized.

     Income Taxes. We incurred net operating losses for U.S. Federal income tax purposes in 1997 and 1996, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our ability to realize the benefit of our deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of our oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in our decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, we did not recognize any tax benefit in our consolidated statement of operations for the years ended December 31, 1997 and 1996. At December 31, 1997, we disclosed an NOL carryforward for U.S. Federal income tax purposes of $27,100,000. When filing our 1997 Federal income tax return, we elected to capitalize intangible drilling and development costs incurred in 1997, and amortize the costs over five years. The costs were capitalized in order to preserve them as deductions for alternative minimum tax purposes. This treatment reduced the NOL carryforward as of December 31, 1997, to $16,500,000, which will begin to expire in 2001.

     Extraordinary Loss. We incurred an extraordinary loss of $160,000 during the year ended December 31, 1996, as a result of the refinancing of our credit facility with a new lender.

     Net Loss. Net loss for the year ended December 31, 1997 increased 102% to $3,704,000 from $1,837,000 for the year ended December 31, 1996 as a result of the factors discussed above. Of the net loss for the year ended December 31, 1997, $3,634,000 relates to Laguna losses and impairments. As discussed above, we will not reflect our share of Laguna's losses in the future and may only reflect our share of Laguna's future earnings to the extent that they exceed our share of Laguna's 1997 and future losses not recognized. We paid the 8% dividend of $161,000 and $320,000 on our $1,317,000 and $4,000,000 face amount Series B
Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 1997 and 1996, respectively, and realized accretion of $24,000 and $56,000, respectively. Beginning in April 1997, preferred dividend payments were reduced as a result of the conversion into common stock and redemption of Series B Preferred Stock, as discussed in Note 6 of the consolidated financial statements. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, has been reflected on the consolidated statement of operations for the year ended December 31, 1997 as an increase to the net loss attributable to common shareholders. Net loss attributable to common shareholders for the year ended December 31, 1997 was $4,292,000 compared to net income attributable to common shareholders of $1,530,000 for the year ended December 31, 1996. Net income attributable to common shareholders in 1996 included a $3,743,000 gain on the redemption of Series A Convertible Preferred Stock in October 1996.

HEDGING ACTIVITIES

     We use hedging instruments to manage commodity price risks. We have used energy swaps and other financial arrangements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold. Management believes that the use of various hedging arrangements can be a prudent means of protecting our financial interests from the volatility of oil and gas prices. Under our Credit Agreement with Aquila Energy Capital Corporation, we agreed to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production upon terms satisfactory to us and Aquila.

     We recognized hedging gains (losses) of ($490,000), ($615,000) and $481,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and recognized hedging gains of $112,000 and $379,000 in the first six months of 1998 and 1999, respectively. In December 1998, we terminated an energy swap entered into earlier in the year for 1999 production and received proceeds of $909,000, all of which is included in deferred revenue on our December 31, 1998 balance sheet. The balance of deferred revenue at June 30, 1999, was $455,000.

COMMODITY PRICE RISK

     We use commodity derivative financial instruments, including swaps, to reduce the effect of natural gas price volatility on a portion of our natural gas production. Commodity swap agreements are generally used to fix a price at the natural gas market location or to fix a price differential between the price of natural gas at Henry Hub and the price of gas at its market location. Settlements are based on the difference between a fixed and a variable price as specified in the agreement. The following table summarizes our derivative financial instrument position on our natural gas production as of December 31, 1998. The fair value of these instruments reflected below is the estimated amount that we would receive (or pay) to settle the contracts as of December 31, 1998. Actual settlement of these instruments when they mature will differ from these estimates reflected in the table. Gains or losses realized from these instruments hedging our production are expected to be offset by changes in the actual sales price received by us for our natural gas production. See "Hedging Activities" above.

                                                         FIXED PRICE
                   YEAR                       MMBTU       PER MMBTU     FAIR VALUE
                   ----                     ---------    -----------    ----------
1999......................................    354,000       $2.06        $122,000
2000......................................  5,400,000       $2.02        $225,000

     In addition, we had an energy swap agreement in place at December 31, 1998, that counteracts the agreement included above with respect to 354,000 MMBtu of gas for 1999. Under this swap agreement, we must pay the counterparty if the fixed price of $1.785 per mcf exceeds the floating price (based on El Paso Natural Gas -- San Juan). The fair value of this swap agreement was $(25,000) at December 31, 1998.

     At December 31, 1998, we also had two basis swaps in place to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 7,200,000 MMBtu in 1999 with a fair value of $(181,000).

     The following table summarizes our derivative financial instrument position on our natural gas production as of June 30, 1999. The fair value of these instruments reflected below is the estimated amount that we would receive (or pay) to settle the contracts as of June 30, 1999.

                                                      FIXED PRICE
                 YEAR                     MMBTU        PER MMBTU      FAIR VALUE
                 ----                   ---------    -------------    ----------
1999..................................  2,380,000    $2.18 - $2.21    $(623,000)
2000..................................  5,400,000        $2.02        $(885,000)

     At June 30, 1999, we also had a basis swap in place to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 3,600,000 MMBtu in 1999 with a fair value of $17,000.

     Under our Credit Agreement with Aquila Energy Corporation, we are required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. Accordingly, in September 1999, we entered into agreements to hedge a total of 300,000 barrels of oil related to production for 2000 - 2004 at fixed prices ranging from $17.40 - $22.35 per barrel and to hedge a total of

4,488,000 MMBtu of gas related to production for 2001 - 2004 at a fixed price of $2.55 per MMBtu. In addition, we entered into a basis swap to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 4,488,000 MMBtu for 2001 - 2004 with a fair value of $(138,000).

     The following tables summarize our derivative financial instrument position on our natural gas and crude oil production as of September 30, 1999. The fair value of these instruments reflected below is the estimated amount that we would receive (or pay) to settle the contracts as of September 30, 1999.

                                                    FIXED PRICE
               YEAR                    MMBTU         PER MMBTU       FAIR VALUE
               ----                  ---------    ---------------    -----------
1999...............................    920,000         $2.18         $  (637,000)
2000...............................  5,400,000         $2.02          (1,987,000)
2001...............................  1,452,000         $2.55             (68,000)
2002...............................  1,188,000         $2.55             (73,000)
2003...............................    996,000         $2.55             (92,000)
2004...............................    852,000         $2.55            (111,000)

                                                    FIXED PRICE
               YEAR                    MMBTU         PER MMBTU       FAIR VALUE
               ----                  ---------    ---------------    -----------
2000...............................     84,000    $18.73 - $22.35    $   (92,000)
2001...............................     60,000    $17.38 - $18.61        (48,000)
2002...............................     60,000        $17.40             (53,000)
2003...............................     48,000        $17.40             (31,000)
2004...............................     48,000        $17.40             (32,000)

     At September 30, we also had two basis swaps in place to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold which offset each other for a net volume of 880,000 MMBtu in 1999 with a fair value of $675.

INTEREST RATE RISK

     The table below provides information about our derivative financial instruments and other financial instruments sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates and for interest rate swaps, the table presents notional amounts and weighted average interest rate by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 1998.

                               EXPECTED MATURITY
                                 (IN THOUSANDS)

                                1999     2000     2001      2002     2003    THEREAFTER   FAIR VALUE
                               ------   ------   -------   ------   ------   ----------   ----------
Long-term debt:
  Fixed rate.................  $   15   $   15   $   120                         --        $   150
  Average interest rate......     8.5%     8.5%      8.5%      --       --       --
  Variable rate..............  $1,300   $1,300   $23,360   $1,300   $1,083       --        $28,343
  Average interest rate......     7.6%     7.6%      7.2%     7.6%     7.6%      --
Interest rate swap:
  Variable to fixed..........  $1,300   $1,300   $ 1,300   $1,300   $1,083       --        $  (114)
  Average pay rate...........     7.9%     7.9%      7.9%     7.9%     7.9%      --
  Average receive rate.......     7.0%     7.0%      7.2%     7.3%     7.4%      --

     In September 1999, we established a credit agreement with Aquila Energy Capital Corporation and retired our previous credit facility with Bank One, Texas, N.A. and we terminated the interest rate swap noted above for a gain of $3,500.

YEAR 2000

     The following Year 2000 statements constitute a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. Year 2000 issues result from the inability of certain electronic hardware and software to accurately calculate, store or use a date subsequent to December 31, 1999. These dates can be erroneously interpreted in a number of ways; e.g., the year 2000 could be interpreted as the year 1900. This inability could result in a system failure or miscalculations that could in turn cause operational disruptions. These issues could affect not only information technology (so called "IT" systems) such as computer systems used for accounting, land and engineering, but also systems that contain embedded chips.

     We have completed an assessment of our IT systems to determine whether these systems are Year 2000 compliant. We have determined that these systems are either compliant or with relatively minor modifications or upgrades (many of which would have been made in any event as part of our continuing effort to enhance our IT systems) will be compliant. All necessary modifications and upgrades and the testing thereof are expected to be completed by the end of the fourth quarter of 1999.

     We are assessing our non-information systems to ascertain whether these systems contain embedded computer chips that will not properly function subsequent to December 31, 1999. These systems include office equipment, the automatic wellhead equipment used to operate wells, our gas gathering lines, and our gas sweetening plant in the San Juan Basin. All of these systems have been determined to be Year 2000 compliant based on information provided by third party vendors.

     To date, we have relied upon our internal staff to assess our Year 2000 readiness. The costs associated with assessing our Year 2000 internal compliance and related systems modification, upgrading and testing are not currently expected to exceed $50,000. Costs incurred through June 30, 1999 have been minimal.

     We are in the process of communicating with certain of our significant suppliers, service companies, gas gatherers and pipelines, electricity providers and financial institutions to determine our vulnerability to third parties' failure to address their Year 2000 issues. While we have not yet received definitive responses indicating all such entities are Year 2000 compliant, we have not received information suggesting we are vulnerable to potential Year 2000 failure by these parties. These communications are expected to continue into the fourth quarter of 1999. At this time, we have not developed any contingency plans to address third party non-compliance with Year 2000 matters. However, should our communications with any third parties indicate significant vulnerability, development of contingency plans will be considered.

     We do not anticipate any significant disruptions of our operations due to Year 2000 issues. Among the potential "worst case" problems we could face would be the loss of electricity used to power well pumps and compressors that would result in wells being shut-in, or the inability of a third party gas gathering company or pipeline to accept gas from our wells or gathering lines which would also result in our wells being shut-in. A disruption in production would result in the loss of income.

MISCELLANEOUS

     Our oil and gas operations are significantly affected by certain provisions of the Internal Revenue Code that are applicable to the oil and gas industry. Current law permits our intangible drilling and development costs to be deducted currently, or capitalized and amortized over a five year period. We, as an independent producer, are also entitled to a deduction for percentage depletion with respect to the first 1,000 Bbls per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced (if such percentage depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and gas property, without reference to the taxpayer's basis in the property. The percentage depletion deduction may not exceed 100% of the taxable income from a given property. Further, percentage depletion is limited in the aggregate to 65% of our taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely.

     Inflation has not historically had a material impact on our financial statements, and management does not believe that we will be materially more or less sensitive to the effects of inflation than other companies in the oil and gas industry.

                            BUSINESS AND PROPERTIES

GENERAL HISTORY

     We are an independent energy company engaged in oil and natural gas exploration, development and production. We conduct our operations through our wholly-owned subsidiary, Mallon Oil Company. We operate primarily in the State of New Mexico where substantially all of our estimated proved reserves are located in the San Juan and Delaware Basins. We have accumulated significant acreage positions in these two basins, in which we have been active since 1982. We believe our technical and operational experience and our database of information enable us to effectively exploit and develop our properties.

     In September 1993, we purchased our core group of Delaware Basin properties from Pennzoil Exploration and Production Company. In January 1997, we acquired additional interests in some of our key San Juan Basin gas properties, including East Blanco Field, and became operator of those properties. In October 1996 and December 1997, we completed public financings in which we sold an aggregate of
4.6 million shares of common stock for combined net proceeds of $32.8 million. These financings enabled us to accelerate the pace of our development of our inventory of oil and gas properties.

     In May 1998, we significantly increased our acreage in East Blanco Field by entering into a Minerals Development Agreement with the Jicarilla Apache Tribe covering 39,360 acres of Tribal land. This acreage is adjacent to our original East Blanco acreage, and brings our total acreage in the field to 60,700 acres. We believe that East Blanco Field extends onto the new acreage. In September 1999, we obtained $14.1 million of debt financing under a Credit Agreement with Aquila Energy Capital Corporation, with which we commenced a development drilling program at East Blanco.

     We increased our estimated proved reserves from 38.6 Bcfe as of December 31, 1996, to 91.7 Bcfe as of December 31, 1998, a 138% increase. As of December 31, 1998, our proved reserves, as estimated by Ryder Scott Company Petroleum Engineers, consisted of 1.3 Mmbbls of crude oil and 84.2 Bcf of natural gas, with a PV-10 of $43.3 million. The prices used by Ryder Scott were $1.43 per Mcf for natural gas and $10.03 per barrel for oil. At December 31, 1998, we owned interests in 283 gross (132.33 net) producing wells and operated 165, or 58%, of them.

OUR OIL AND GAS PROPERTIES

     We are active in the San Juan Basin of northwestern New Mexico and in the Delaware Basin of southeastern New Mexico. At December 31, 1998, these areas accounted for substantially all of our estimated proved reserves, with 74.6 Bcfe attributable to our San Juan Basin properties and 17.0 Bcfe attributable to our Delaware Basin properties.

                    SAN JUAN BASIN, NORTHWESTERN NEW MEXICO

     We have been active in the San Juan Basin since 1984, where our primary area of interest is our East Blanco natural gas field. At September 30, 1999, we owned interests in 70,590 gross (58,680 net) acres of oil and gas properties in the San Juan Basin. Wells on this acreage produce from a variety of zones in the San Jose, Nacimiento, Ojo Alamo, Pictured Cliffs, Mesaverde, Mancos and Dakota formations. During the next year, we plan to commence a pilot program to test the Fruitland Coal Formation that is present throughout our East Blanco acreage at a depth of approximately 3,800 feet. We are actively involved in efforts to acquire additional acreage in the East Blanco area and other portions of the San Juan Basin.

  East Blanco Field, Rio Arriba County, New Mexico

     We have been involved in the development of East Blanco Field since 1986. All production in the field has been natural gas. East Blanco wells typically contain reserves in one or more of the following productive zones: the Pictured Cliffs Sandstone at approximately 3,600 feet, the Ojo Alamo Sandstone at approximately 3,000 feet, the Nacimiento Formation at approximately 2,000 feet and the San Jose Formation at approximately 1,500 feet. The wells also penetrate the Fruitland Coal Formation at approximately 3,800 feet, which is productive in fields adjacent to East Blanco. Our 38 newly drilled wells in East Blanco Field cost an average of $460,000 to drill, complete and place on production. Our 37 East Blanco recompletions cost an average of $155,000. Our average East Blanco well added a total of 1.7 gross Bcf of estimated proved reserves. We operate all of our East Blanco wells, in which we have an average working interest of 95% and an average net revenue interest of 75%. As of December 31, 1998, our estimated proved reserves in East Blanco Field were 74 Bcfe, or 81% of our total estimated proved reserves.

     During 1998, we drilled 35 wells and recompleted 25 wells at East Blanco. This drilling and recompletion work was done primarily to put Ojo Alamo, Nacimiento and San Jose gas on production. In late 1998 and early 1999, we also drilled six widely scattered wells to test the new acreage block we acquired under our Minerals Development Agreement with the Jicarilla Apache Tribe. We discovered commercial quantities of natural gas in five of the wells, which we believe confirms that East Blanco Field extends onto the new acreage. The sixth well, currently deemed non-commercial, marks the southern limit of our current drilling program. Among the completed wells, production was established in the San Jose, Nacimiento, Ojo Alamo, and Pictured Cliffs Formations, at depths ranging between 1,200 and 3,600 feet. Under the terms of our Minerals Development Agreement with the Jicarilla Apache Tribe, we are required to drill at least two wells in each of the four acreage tracts covered by the agreement each year in order to retain our interests in all of the acreage.

     Based upon our operations to date, we have identified more than 240 drilling or recompletion opportunities on our East Blanco acreage, which we believe have the potential to contain an incremental 300 Bcf of recoverable natural gas volumes. For the 15 month period commencing October 1, 1999, and continuing through calendar year 2000, we have budgeted $50.7 million to:

     - drill or recomplete 94 wells in East Blanco Field;

     - expand the capacity of our East Blanco gas sweetening plant; and

     - extend the East Blanco Field gathering system and related infrastructure.

  Other San Juan Basin Fields

     Gavilan Field, Rio Arriba County, New Mexico. We own and operate seven wells on 1,200 gross (1,150 net) acres in this field, with an average 34% working interest. Current production is primarily natural gas from the Mancos Shale at approximately 6,900 feet and from the Menefee Formation at approximately 5,400 feet. As of December 31, 1998, Gavilan Field contained only a nominal portion of our total estimated proved reserves.

     Otero Field, Rio Arriba County, New Mexico. We own and operate three wells on 4,500 gross (3,900 net) acres in this field, with an average 90% working interest. The wells produce oil from the Mancos Shale at approximately 4,700 feet. Due to depressed crude oil prices, during 1998 we curtailed our planned operations in this area in order to devote more of our capital to the drilling and recompletion of natural gas wells at East Blanco. As of December 31, 1998, Otero Field contained only a nominal portion of our total estimated proved reserves.

                    DELAWARE BASIN, SOUTHEASTERN NEW MEXICO

     The Delaware Basin has been an area of significant activity for us since 1982, when we acquired an interest in the Brushy Draw Field. Wells in the Delaware Basin produce from a variety of formations, the principal of which are the Cherry Canyon, Brushy Canyon, Bone Spring, Strawn and Morrow Formations. These formations each contain multiple potentially productive zones. The Cherry Canyon, Brushy Canyon and Bone Spring Formations primarily produce oil at shallow to medium drilling depths, while the deeper Strawn and Morrow generally produce natural gas. Our primary properties in the Delaware Basin are in the White City, Black River, South Carlsbad, Lea Northeast, and Quail Ridge Fields. We also continue to assess potential in our Shipp, Lovington Northeast and Brushy Draw properties. We own interests in 24,800 gross (19,500 net) acres of oil and gas leases in the Delaware Basin. During 1998 we significantly curtailed our operations in the Delaware Basin, in order to devote more of our capital to the drilling and recompletion of natural gas wells at East Blanco.

     White City, Black River, and South Carlsbad Fields, Eddy County, New Mexico. We own and operate a total of 11,600 gross (4,400 net) acres in these fields, with an average working interest of 34%. These adjacent fields were the focus of much of our recompletion and development activities from 1993 through 1997. As of December 31, 1998, our estimated proved reserves in these three fields were 4.7 Bcfe, or 5% of our total estimated proved reserves.

     Lea Northeast Field, Lea County, New Mexico. We own and operate 2,400 gross (1,400 net) acres in this field, with an average working interest of approximately 64%. Our Cherry Canyon play in this field began in 1994. In 1998, we drilled one well in the Bone Spring at approximately 9,700 feet. The well, completed as a flowing oil well, represents a northern extension of the productive limits of the Bone Spring pool. We have delineated 30 additional locations in the field. As of December 31, 1998, our estimated proved reserves in Lea Northeast Field were 2.7 Bcfe or 3% of our total estimated proved reserves.

     Quail Ridge, Lea County, New Mexico. Adjacent to Lea Northeast, we control an approximate 3,400 gross (1,450 net) acre block on which we operate wells producing from the Bone Spring and Morrow. The Quail Ridge Field has primarily produced gas from the Morrow at depths of approximately 13,500 feet. We currently have an interest in 11 wells in this area and operate six of them. We control an approximate 36% working interest in this acreage. As of December 31, 1998, our estimated proved reserves in Quail Ridge Field were 5.8 Bcfe or 6.4% of our total estimated proved reserves.

     Shipp and Lovington Northeast Fields, Lea County, New Mexico. Shipp and Lovington Fields are comprised of a collection of individual reservoirs, or algal mounds, in a Strawn Formation interval at depths of approximately 11,500 feet. The mounds range in size from 100 to 700 acres. We have interests in 33 wells and operate 21 wells in these adjacent fields. During 1996, we initiated a low cost pilot waterflood project on one of these mounds, which has yet to show a significant response. Our working interest averages 36% in Lovington Northeast and 53% in Shipp. As of December 31, 1998, these fields contained only a nominal portion of our total estimated proved reserves.

     Brushy Draw Field, Eddy County, New Mexico. Our initial drilling and field development began here in 1982. Current production is from the base of the Cherry Canyon Formation, at a depth of approximately 5,000 feet. We operate 14 wells with an average working interest of 64%. As of December 31, 1998, Brushy Draw Field contained only a nominal portion of our total estimated proved reserves.

                                  OTHER AREAS

     All of our oil and gas operations are currently conducted on-shore in the United States. In addition to the properties described above, we have properties in the states of Colorado, Oklahoma, Wyoming, North Dakota and Alabama. While we intend to continue to produce our existing wells in those states, we currently do not expect to engage in any development activities in those areas.

GAS SWEETENING PLANT

     We designed, constructed, own and operate an amine plant to remove the hydrogen sulfide from the gas produced at East Blanco. This plant treats substantially all of the natural gas we produce at East Blanco. The plant's current capacity is 32 Mmcf per day. With added compression, the plant's capacity can be increased to 60 Mmcf per day, without requiring substantial expansion.

GAS GATHERING LINE

     We plan to use approximately $14.0 million of the net proceeds of this offering to design and build an approximately 50-mile long natural gas gathering line to connect our East Blanco gas sweetening plant to the El Paso Natural Gas Co. mainline near Bloomfield, New Mexico. We expect the capacity of this

16-inch diameter line to be sufficient to transport all of the natural gas we produce from East Blanco, although as production volumes increase we will be required to add compression to the line. The line will allow us to avoid price adjustments for transportation to the El Paso mainline, which averaged $0.46 per Mcf during the first nine months of 1999.

ACREAGE

     We believe we have satisfactory title to our oil and gas properties based on standards prevalent in the oil and gas industry, subject to exceptions that do not detract materially from the value of the properties. The following table summarizes our oil and gas acreage holdings as of September 30, 1999:

                                                        DEVELOPED        UNDEVELOPED
                                                     ---------------   ---------------
AREA                                                 GROSS     NET     GROSS     NET
----                                                 ------   ------   ------   ------
San Juan Basin.....................................  10,948    4,623   59,643   54,058
Delaware Basin.....................................  22,883   18,855    1,960      662
Other..............................................  10,225    3,953    2,931       50
                                                     ------   ------   ------   ------
          Total....................................  44,056   27,431   64,534   54,770
                                                     ======   ======   ======   ======

     Much of the Delaware Basin developed acreage relates to deeper natural gas zones as to which larger spacing rules apply. Most of this developed acreage is undeveloped as to shallower zones.

PROVED RESERVES

     The following table contains information concerning our estimated proved oil and gas reserves as of December 31, 1998, based upon a report prepared by Ryder Scott. All calculations have been made in accordance with the rules and regulations of the Securities and Exchange Commission and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. The commodity prices used in this calculation were $1.43 per Mcf for natural gas and $10.03 per barrel of oil.

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Proved Reserves:
  Natural gas (MMcf)........................................     84,161
  Oil (MBbl)................................................      1,264
  Total (MMcfe).............................................     91,745
Proved Developed Reserves:
  Natural gas (MMcf)........................................     65,786
  Oil (MBbl)................................................        945
  Total (MMcfe).............................................     71,456
PV-10 (in thousands)........................................    $43,339

DRILLING ACTIVITY

     The following table sets forth our development drilling activities for each of the last three years, and for 1999 through September 30.

                                              GROSS WELLS                  NET WELLS
                                        ------------------------   -------------------------
                                        PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY    TOTAL
                                        ----------   ---   -----   ----------   ----   -----
1996..................................       4        1      5        2.69      0.34    3.03
1997(1)...............................      23        3     26       12.99      0.84   13.83
1998(2)(3)............................      37        7     44       32.64      5.59   38.23
1999(4)(5)............................       5        0      5        4.92         0    4.92

---------------

(1) Includes 1 gross (0.0225 net) dry exploratory well.

(2) Includes 2 gross (2 net) dry exploratory wells.

(3) Includes 3 gross (3 net) productive exploratory wells.

(4) Includes 3 gross (3 net) productive exploratory wells.

(5) Through September 30, 1999.

RECOMPLETION ACTIVITY

     The following table contains information concerning our well recompletion activities for each of the last three years, and for 1999 through September 30.

                                              GROSS WELLS                  NET WELLS
                                        ------------------------   -------------------------
                                        PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY    TOTAL
                                        ----------   ---   -----   ----------   ----   -----
1996..................................       0        0      0           0         0       0
1997..................................      19        3     22       13.76      1.90   15.66
1998..................................      28        2     30       25.10      1.83   26.93
1999(1)(2)............................       5        0      5        4.67         0    4.67

---------------

(1) Includes 1 gross (1 net) productive exploratory well.

(2) Through September 30, 1999.

PRODUCTIVE WELLS

     The following table summarizes our gross and net interests in productive wells at September 30, 1999. Net interests represented in the table are net "working interests," which bear the cost of operations.

                                           GROSS WELLS                   NET WELLS
                                    -------------------------   ----------------------------
                                    OIL   NATURAL GAS   TOTAL    OIL    NATURAL GAS   TOTAL
                                    ---   -----------   -----   -----   -----------   ------
San Juan Basin....................    4        79         83     3.13      69.78       72.91
Delaware Basin....................  113        69        182    46.27      14.59       60.86
Other.............................   14         8         22     1.48       0.64        2.12
                                    ---       ---        ---    -----      -----      ------
          Total...................  131       156        287    50.88      85.01      135.89
                                    ===       ===        ===    =====      =====      ======

     In addition, we own interests in four waterflood units in the Delaware Basin, which contain a total of 550 gross wells (8.5 net wells), and 6 gross (3.31 net) salt water disposal wells.

PRODUCTION AND SALES

     The following table sets forth information concerning our total oil and gas production and sales for each of the last three fiscal years and for the six months ended June 30, 1998 and 1999.

                                                   YEAR ENDED            SIX MONTHS
                                                  DECEMBER 31,         ENDED JUNE 30,
                                            ------------------------   ---------------
                                             1996     1997     1998     1998     1999
                                            ------   ------   ------   ------   ------
Net Production:
  Natural gas (MMcf)......................   1,286    2,350    5,852    2,246    2,989
  Oil (MBbl)..............................     174      196      230      129       91
  Total (MMcfe)...........................   2,330    3,526    7,232    3,020    3,535
Average Sales Price Realized (1):
  Natural gas (per Mcf)...................  $ 2.11   $ 2.04   $ 1.72   $ 1.87   $ 1.57
  Oil (per Bbl)...........................  $18.05   $19.31   $12.99   $13.77   $13.64
  Total (per Mcfe)........................  $ 2.51   $ 2.43   $ 1.81   $ 1.98   $ 1.68
Average Cost (per Mcfe):
  Production tax and marketing expense....  $ 0.31   $ 0.32   $ 0.26   $ 0.30   $ 0.24
  Lease operating expense.................  $ 0.66   $ 0.54   $ 0.47   $ 0.48   $ 0.47
  Depletion...............................  $ 0.83   $ 0.74   $ 0.73   $ 0.74   $ 0.61

---------------

(1) Includes effects of hedging and price adjustments for transportation for gas produced from East Blanco Field.

MARKETING

     Our natural gas is generally sold on the spot market or pursuant to short-term contracts. Oil and liquids are generally sold on the open market to unaffiliated purchasers, generally pursuant to purchase contracts that are cancelable on 30 days notice. The price paid for this production is generally an established or posted price that is offered to all producers in the field, plus any applicable differentials. Prices paid for crude oil and natural gas fluctuate substantially.

     Because future prices are difficult to predict, we hedge a portion of our oil and gas sales to protect against market downturns. The nature of hedging transactions is such that producers forego the benefit of some price increases that may occur after the hedging arrangement is in place. We nevertheless believe that hedging is prudent in certain circumstances in order to minimize the risk of falling prices. Under our Credit Agreement with Aquila Energy Capital Corporation, we are required to maintain price hedging arrangements in place with respect to up to 65% of our oil and gas production. In addition, we also entered into an Agency Agreement with Aquila under which we pay a marketing fee equal to 1% of the net proceeds from the sale of our oil and gas production.

LAGUNA GOLD COMPANY

     We currently own 12,332,203 shares (or about 35%) of the common stock of Laguna Gold Company, a small gold mining company whose common shares are listed on The Toronto Stock Exchange under the trading symbol "LGC." In fourth quarter 1997, due to depressed gold prices, Laguna recorded a significant write-down in the value of its mineral assets. As a result, we wrote off our entire investment in Laguna. We have no contractual obligation to finance Laguna's future operations and we have no intention of doing so.

                                   MANAGEMENT

CORPORATE OFFICES; OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive offices are located at 999 18th Street, Suite 1700, Denver, Colorado 80202, where our phone number is (303) 293-2333. We employ 23 employees at this office. We maintain field operations offices in Durango, Colorado, and in Carlsbad, New Mexico, where we employ a total of 20 individuals.

     The following are the members of Mallon's board of directors and its executive officers:

                   NAME                     AGE                    TITLE(S)
                   ----                     ---                    --------
George O. Mallon, Jr. ....................  55    Director, Chairman of the Board, CEO and
                                                    President
Kevin M. Fitzgerald.......................  44    Director, COO and Executive Vice President
Roy K. Ross...............................  48    Director, Executive Vice President,
                                                  Secretary and General Counsel
Frank Douglass............................  65    Director
Roger R. Mitchell.........................  66    Director
Francis J. Reinhardt, Jr. ................  69    Director
Peter H. Blum.............................  42    Director
Alfonso R. Lopez..........................  50    Vice President - Finance and Treasurer

The directors serve until the next annual meeting of shareholders. Following are brief descriptions of the business experience of our directors and executive officers:

     George O. Mallon, Jr. has been the President and Chairman of the Board of Mallon since December 1988, when it was organized. He formed Mallon Oil in 1979 and was a co-founder of Laguna Gold Company in 1980. He is now a director of Laguna. Mr. Mallon earned a B.S. degree in Business from the University of Alabama in 1965 and an M.B.A. degree from the University of Colorado in 1977.

     Kevin M. Fitzgerald has been Executive Vice President of Mallon since June 1990. He joined Mallon Oil in 1983 as Petroleum Engineer and served as Vice President of Engineering from 1987 through December 1988, when he became President of Mallon Oil and a Vice President of Mallon. Mr. Fitzgerald earned a B.S. degree in Petroleum Engineering from the University of Oklahoma in 1978.

     Roy K. Ross has been Executive Vice President and General Counsel of Mallon since 1992. He was named Secretary of Mallon in 1997. From June 1976 through September 1992, Mr. Ross was an attorney in private practice with the Denver-based law firm of Holme Roberts & Owen. Mr. Ross is also Executive Vice President, Secretary, General Counsel and a director of Mallon Oil and Laguna. He earned his B.A. degree in Economics from Michigan State University in 1973 and his J.D. degree from Brigham Young University in 1976.

     Frank Douglass has been a director of Mallon since its formation in 1988. In 1998, he retired as a Senior Partner in the Texas law firm of Scott, Douglass & McConnico, LLP, where he had been a partner since 1976. Mr. Douglass earned a B.B.A. degree from Southwestern University in 1953 and a L.L.B. degree from the University of Texas School of Law in 1958.

     Roger R. Mitchell has been a director of Mallon since 1990. Prior to 1989, Mr. Mitchell served as a co-general partner with Mallon of a series of private oil and gas drilling limited partnerships sponsored by Mallon. Mr. Mitchell has participated in or managed a number of real estate, insurance and investment companies, including Mitchell Management Company, which he currently owns. He earned a B.S. degree in Business from Indiana University in 1954 and an M.B.A. degree from Indiana University in 1956.

     Francis J. Reinhardt, Jr. has been a director of Mallon since 1994. He is with the New York investment banking firm of Carl H. Pforzheimer & Co., where he has been a partner since 1966. He is a member and past president of the National Association of Petroleum Investment Analysts. Mr. Reinhardt is also a director of The Exploration Company of Louisiana, a public company engaged in the oil and gas business. Mr. Reinhardt holds a B.S. degree from Seton Hall University and an M.B.A. from New York University.

     Peter H. Blum became a director of Mallon in January 1998. Since October 1998, Mr. Blum, a financial consultant, has been President of Bear Ridge Capital LLC. In July 1999, we entered into a financial consulting services contract with Bear Ridge. From April 1997 to October 1998, Mr. Blum was Senior Managing Director, head of investment banking, for the investment banking firm Gaines, Berland Inc. From 1995 to 1997, Mr. Blum held the position of Managing Director, head of energy banking, with the investment banking firm Rodman & Renshaw, Inc. From 1992 to 1995, Mr. Blum held various positions with the investment banking firm Mabon Securities, Inc. Mr. Blum earned a B.B.A. degree in accounting from the University of Wisconsin in 1979.

     Alfonso R. Lopez joined Mallon in July 1996 as Vice President-Finance and Treasurer. He was Vice President - Finance for Consolidated Oil & Gas, Inc. (now Chesapeake Energy Corporation) from 1993 to 1995. Mr. Lopez was a consultant from 1991 to 1992. From 1981 to 1990, he was Controller for Decalta International Corporation, a Denver-based exploration and production company. He served as Controller for Western Crude Oil, Inc. (now Texaco Trading and Transportation, Inc.) from 1978 to 1981. Mr. Lopez is a certified public accountant and was with Arthur Young & Company (now Ernst & Young) from 1970 to 1978. Mr. Lopez earned his B.A. degree in Accounting and Business Administration from Adams State College in Colorado in 1970.

  Key Employees

     Employees who are instrumental to our success include the following individuals:

     Ray E. Jones is Vice President - Engineering of Mallon Oil. Before joining Mallon in January 1994, Mr. Jones spent eight years with Jerry R. Bergeson & Associates (now GeoQuest), an independent consulting firm, where he did reservoir engineering, field studies and reserve evaluations and taught industry courses in basic reservoir engineering, reservoir simulation and well testing. Mr. Jones graduated from Colorado School of Mines in 1979 and is a registered professional engineer.

     Wendell A. Bond has been Vice President - Exploration of Mallon Oil since December 1996. Prior to joining Mallon on a full-time basis, Mr. Bond was an independent geological consultant to Mallon since July 1994. Mr. Bond has more than 25 years of experience in the petroleum industry, both domestically and internationally. Prior to joining Mallon, he was president of Wendell A. Bond, Inc., a company specializing in petroleum geological consulting services that he formed in 1988. Prior to 1988, Mr. Bond had been employed in a variety of positions for several independent and major oil and gas companies, including Project Geologist for Webb Resources, District Geologist for Sohio Petroleum and Chief Geologist for Samuel Gary Jr. & Associates. Mr. Bond earned his B.S. degree in geology from Capital University, Columbus, Ohio and his M.S. degree in geology from the University of Colorado.

     Donald M. Erickson, Jr. has been Vice President - Operations of Mallon Oil since February 1997. Mr. Erickson has more than 20 years of experience in oil field operations. Prior to joining Mallon, he was Operations Manager for Presidio Exploration, Inc. (which was merged into Tom Brown Inc.) from December 1988 to January 1997. Mr. Erickson earned a Heating and Cooling Technical Degree from Central Technical Community College in Hastings, Nebraska in 1975 and has studied Mechanical Engineering at the University of Denver.

     Duane C. Winkler is Operations Manager of Mallon Oil, working out of the Durango, Colorado, office. Before joining Mallon in October 1993, he was employed by Natural Gas Processing as Production Superintendent from 1986 to 1993. Mr. Winkler, who has more than 25 years of experience in drilling, completion and production operations, completed his Associates of Engineering Certificate from Central Wyoming College in 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of shares of our common stock as of October 14, 1999, by (a) each shareholder known by us to own of record or beneficially more than 5% of our outstanding common stock; (b) our chief executive officer (Mr. Mallon); (c) each of our directors; (d) all of our directors and executive officers as a group; and (e) the selling shareholder, Aquila Energy Capital Corporation. The after offering calculations assume that the underwriters' over-allotment option is not exercised.

                                                                                PERCENT OWNED
                                                                             -------------------
                                                              NUMBER OF       BEFORE     AFTER
NAME AND ADDRESS(1)                                            SHARES        OFFERING   OFFERING
-------------------                                           ---------      --------   --------
George O. Mallon, Jr. ......................................   517,990(2)       6.6%         4.4%
Kevin M. Fitzgerald.........................................   140,307(3)       1.8%         1.2%
Roy K. Ross.................................................    73,917(4)         *            *
Frank Douglass..............................................    44,010(5)         *            *
Roger R. Mitchell...........................................    55,826(6)         *            *
Francis J. Reinhardt, Jr. ..................................    58,086(7)         *            *
Peter H. Blum...............................................    95,401(8)       1.2%           *
Wellington Management Company, LLP..........................   662,000(9)       8.5%         5.6%
State Street Research and Management........................   491,000(9)       6.3%         4.1%
Robert Fleming Inc. ........................................   541,975(9)       6.9%         4.6%
Centennial Energy Partners, L.L.C. .........................   710,000(9)       9.1%         6.0%
Aquila Energy Capital Corporation...........................   420,000(9)       5.3%           *
All officers and directors as a group (8 persons)...........   994,337(10)     12.3%         8.3%

---------------

  *  Less than 1%

 (1) The address of Messrs. Mallon, Fitzgerald and Ross is 999 18th Street, Suite 1700, Denver, CO 80202. The address of Mr. Douglass is 4350 Beltway Drive, Dallas, TX 75244-8266. The address of Mr. Mitchell is 5436 Lake Edge Drive, Holly Springs, NC 27540. The address of Mr. Reinhardt is 650 Madison Ave., 23rd Floor, New York, NY 10022. The address of Mr. Blum is 4 Trapping Way, Pleasantville, NY 10570. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109. The address of State Street Research and Management is One Financial Center, 30th Floor, Boston, MA 02111-2690. The address of Robert Fleming Inc. is 320 Park Avenue, 11th Floor, New York, NY 10022. The address of Centennial Energy Partners L.L.C. is 900 Third Avenue, Suite 1801, New York, NY 10022. The address of Aquila Energy Capital Corporation is 909 Fannin, Suite 1850, Houston, Texas 77010.

 (2) Includes 2,166 shares owned by Mr. Mallon's wife, 23,491 shares that could be acquired by Mr. Mallon upon the exercise of immediately exercisable stock options and warrants that he holds, and 5,000 restricted stock award shares that have not yet vested. A trust created for the benefit of Mr. Mallon's children owns shares that are not included, as Mr. Mallon has no voting or other control over the shares in the trust.

 (3) Includes 26,409 shares that could be acquired by Mr. Fitzgerald upon the exercise of immediately exercisable stock options and warrants that he holds, and 5,000 restricted stock award shares that have not yet vested. Does not include 86,421 shares covered by stock options that have not yet vested.

 (4) Includes 10,253 shares that could be acquired by Mr. Ross upon the exercise of immediately exercisable stock options and warrants that he holds, and 2,500 restricted stock award shares that have not yet vested. Does not include 59,051 shares covered by stock options that have not yet vested.

 (5) Includes 25,406 shares that could be acquired by Mr. Douglass upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 3,000 shares covered by stock options that have not yet vested.

 (6) Includes 20,736 shares that could be acquired by Mr. Mitchell upon the exercise of immediately exercisable stock options that he holds. Does not include 3,000 shares covered by stock options that have not yet vested.

 (7) Includes 23,401 shares that could be acquired by Mr. Reinhardt upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 3,000 shares covered by stock options that have not yet vested.

 (8) Includes 93,401 shares that could be acquired by Mr. Blum upon the exercise of immediately exercisable stock options and warrants that he holds. Does not include 43,000 shares covered by stock options and warrants that have not yet vested.

 (9) Based on information provided by Aquila. After the offering, Aquila will not own any shares.

(10) Includes 234,897 shares that could be acquired upon the exercise of immediately exercisable stock options and warrants and 12,500 restricted stock award shares that have not yet vested. Does not include 207,672 shares covered by stock options and warrants that have not yet vested.

               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

GENERAL

     Our Articles of Incorporation authorize us to issue 25,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The shares of our preferred stock are issuable from time to time in one or more series and with such designations, powers, preferences and rights, and qualifications, limitations or restrictions as may be determined by the board, consistent with the Articles and with the laws of the State of Colorado.

COMMON STOCK

     We had 7,833,300 shares of common stock outstanding prior to this offering, which were held by approximately 600 shareholders of record. Each share of common stock entitles the shareholder to one vote. Holders of common stock are not entitled to cumulative voting in the election of directors and have no preemptive or subscription rights. Subject to the rights of holders of any outstanding shares of preferred stock, shares of common stock are entitled to share equally in dividends paid from the funds legally available for the payment thereof, when, as and if declared by the board. Subject to the rights of holders of any outstanding shares of preferred stock, holders of common stock are also entitled to share ratably in our assets available for distribution to holders of common stock upon our liquidation or dissolution, whether voluntary or involuntary. The common stock is listed on the Nasdaq National Market under the symbol "MLRC." Our transfer agent is Securities Transfer Corporation, Dallas, Texas.

OPTIONS

     At October 14, 1999, options to purchase an aggregate of 428,169 shares of the common stock were issued and outstanding. These options were issued to several of our employees and directors, and to various consultants.

WARRANTS

     We have outstanding warrants to purchase an aggregate of           shares
of common stock, as described below.

     Warrants to purchase an aggregate of           shares of common stock at an
adjusted exercise price of $     per share were issued to the holders of
Laguna's Series A Preferred Stock in connection with the private placement of that stock. The warrants expire June 30, 2000.

     In October 1996, in connection with a public offering of shares of our common stock, we issued warrants to purchase 160,000 shares of common stock to the managing underwriter, with a revised exercise price of $6.875 per share. In October 1998, the Trustee-in-Bankruptcy for the holder of 40,000 warrants sold them to several members of our board of directors. The original expiration date of the warrants was October 16, 2000. In October 1999, we extended the expiration date to December 31, 2002. As a result of this extension, we will record approximately $217,000 of compensation expense in the fourth quarter of 1999.

     In July 1999, we entered into a financial consulting services contract with Bear Ridge Capital LLC. Under the contract, Bear Ridge Capital is paid a monthly retainer and was issued warrants to purchase an aggregate of 40,000 shares of our common stock at a per share exercise price of $0.01. Warrants covering 10,000 shares vest on July 1, 2001. The remaining warrants do not vest except in the event of certain corporate transactions. The warrants expire December 31, 2004.

PREFERRED STOCK

     Our board of directors is authorized under our Articles of Incorporation to issue up to 10,000,000 shares of preferred stock from time to time in one or more series and to fix (without shareholder action) the voting rights and other special rights, including, without limitation, the conversion rights, rights and terms of redemption (including sinking fund provisions), and dividend and liquidation rights of each series.

     Shareholders will not have any preemptive rights with respect to any of the authorized but unissued shares of common stock and preferred stock. Issuance of shares of preferred stock could impact the voting rights of the holders of common stock by creating a series of shares with disproportionately higher voting rights and by the creation of class or series voting rights on particular matters. The issuance of shares of preferred stock with conversion rights or which are redeemable for shares of common stock could increase the potential number of shares of common stock outstanding. It is probable that when shares of preferred stock are issued they will have rights prior to the common stock as to dividends and as to the distribution of assets in the event of liquidation. In addition, the board may provide that the holders of any series of preferred stock will be entitled, in addition to their preferential rights, to participate with the holders of common stock in dividends and in distributions in liquidation. The authorized shares of preferred stock are available for issuance at such times and for such purposes as the board may deem advisable, without further action by the shareholders. The board, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any additional shares of preferred stock.

SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

     At September 30, 1999, 135,200 shares of our Series B preferred stock were outstanding. The Series B preferred stock is convertible to common stock at any time at the option of the holder. The conversion price, as adjusted to reflect
this offering, is currently $     , which means a total of           shares of
common stock are issuable upon the conversion of the outstanding shares of Series B preferred stock. The Series B preferred stock is convertible to common stock automatically if the common stock trades at a price in excess of 140% of
the conversion price (meaning the target price is currently $     per share) for
each day in a period of 10 consecutive trading days. The Series B preferred stock provides for a preferential 8% dividend, payable quarterly. The Series B preferred stock has a preference on liquidation of $1,352,000. The Series B preferred stock is redeemable at our election, at any time. The optional redemption price is $10.00 per preferred share (the original purchase price), plus a decreasing early redemption premium if it is redeemed before April 1, 2001. We are obligated to redeem 55,200 shares on April 1, 2000, and the remaining shares on April 1, 2001. No early redemption premium is payable in connection with such mandatory redemptions. Except as otherwise required by law, holders of Series B preferred stock have no voting rights, except upon default. In the event of a default, holders of the Series B preferred stock have the right to elect two additional directors to our board during the duration of the default.

CERTAIN VOTING REQUIREMENTS

     Our Articles of Incorporation require a super-majority vote of our shareholders to approve certain business combinations or other significant corporate transactions involving us and a substantial shareholder. The Articles require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote to approve a merger, consolidation or dissolution of us or a disposition of all or substantially all of our assets, under ordinary circumstances. The Articles raise the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions ("Business Combinations") if a "9% Shareholder" (as defined) is a party to the transaction or its percentage equity interest in us will be increased by the transaction. A majority of the whole board may, in all such cases, determine not to require such 80% affirmative vote, but only if 80% of the "Continuing Directors" (as defined) so determine. The required 80% approval of any such business combination must include at least a majority of all votes entitled to be cast with respect to voting shares not beneficially owned by any 9% Shareholder.

     These provisions are intended to provide safeguards to our public shareholders in the event another entity first gains working control of us and then wishes to accomplish a combination of the two businesses, or otherwise eliminate the holdings of the public. Accordingly, these provisions are intended to provide some assurance that adequate time and needed information will be available to the public shareholders and the board in order that a considered judgment may be made with respect to a business combination, taking into account such matters as the proposed price and form of consideration, the tax implications to public shareholders and the impact of the business combination upon our employees. This result is intended to be accomplished by encouraging another entity that is interested in a business combination with or acquisition of us to negotiate the terms of the business combination or acquisition in advance of its acquisition of a substantial number of our shares.

     Under those circumstances in which the provisions would apply, a minority of our shareholders may prevent the consummation of a transaction favored by a majority of shareholders. As a practical matter, the requirement of an 80% vote may also mean that the type of business combination to which these provisions are addressed might not be accomplished by the controlling entity while there remains any widely dispersed public market in our voting shares. Because the affirmative vote of at least 80% of the total votes entitled to be cast (rather than the votes actually cast at a meeting) would be required, the failure of shareholders to vote also could result in the defeat of a proposed transaction. These provisions could operate to the disadvantage of present management by restricting our flexibility in the conduct of corporate affairs.

     These provisions may not be amended, altered, changed or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any 9% Shareholder). This vote requirement will not apply to any amendment, alteration, change or repeal recommended to the shareholders by 75% of the whole board, provided that a majority of the members of the board acting upon such matter are continuing directors. Under such circumstances, an amendment, alternation, change or repeal may be approved by a simple majority of the votes entitled to be cast.

SHAREHOLDER RIGHTS PLAN

     In April 1997, the board declared a dividend distribution of one Right for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from us one share of common stock at a purchase price of $40.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Plan (the "Rights Plan") between us and Securities Transfer Corporation as Rights Agent.

     Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding shares of common stock. Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and (ii) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 22, 2001, unless earlier redeemed by us as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

     If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer (as defined below), each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities issued by us) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by us as set forth below.

     A "Qualifying Offer" means a tender offer or exchange offer for all outstanding shares of common stock at a price and on terms determined by at least a majority of the Continuing Directors (as defined below) who are not our officers or employees and who are not related (as specified in the Rights Plan) to the Person making such offer, after receiving advice from one or more investment banking firms, to be fair to and in the best interests of us and our shareholders.

     If at any time following the Stock Acquisition Date (i) we are acquired in a merger or other business combination transaction in which the common stock is changed or exchanged or in which we are not the surviving corporation (other than a merger that follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights that have been previously voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the third preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) if holders of the common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock, or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until ten days following the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). Under certain circumstances set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the board ordering redemption of the Rights or at such other time as may be specified by the board when it orders redemption, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" for purposes of the Rights Plan means any member of our board who was a member of the board prior to the Stock Acquisition Date, and any person who is subsequently elected to the board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Plan may be amended by the board prior to the Distribution Date. After the Distribution Date, the Rights Plan may be amended by the board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and Mallon and the selling shareholder have agreed to sell to such underwriter, the number of shares of common stock set forth opposite the name of such underwriter.

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
McDonald Investments Inc. ..................................
Johnson Rice & Company L.L.C. ..............................
Morgan Keegan & Company, Inc. ..............................

                                                               --------
          Total.............................................
                                                               ========

     McDonald Investments Inc., Johnson Rice & Company L.L.C. and Morgan Keegan & Company, Inc. are acting as the representatives of the several underwriters.

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in
excess of $     per share of common stock under the public offering price. The underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share of common stock to the other underwriters or to certain other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable at any time during the 30-day period from the date of this prospectus, to purchase up to an aggregate of 633,000 additional shares of common stock at the public offering price set forth on the cover page hereof less the underwriting discount. The underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such underwriter's initial purchase commitment.

     Mallon, its executive officers and directors, and the selling shareholder assuming it sells its shares in this offering have agreed that, without the prior consent of McDonald Investments Inc., they will not (1) directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of common stock or securities or rights convertible into or exercisable or exchangeable for common stock (except through gifts to persons who agree in writing to be bound by such restrictions) or (2) make any demand for or exercise any right with respect to the registration of any common stock or other such securities, for a period of 90 days after the date of this prospectus, other than (a) the sale to the underwriters of the shares of common stock under the underwriting agreement or (b) our issuance of shares of common stock upon the exercise of an option sold or granted pursuant to our existing benefit plan and outstanding on the date of this prospectus.

     The following table shows the underwriting discounts and commissions we and the selling shareholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................
Total.......................................................

     In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock on the open market. These transactions may include over-allotment, stabilizing transactions and syndicate covering transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or market stabilizing purchases, repurchase shares originally sold by that syndicate member.

     Any of these activities may cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     We estimate the total expenses for this offering will be approximately $250,000.

     Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this offering, certain underwriters and other selling group members or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.

     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     Mallon and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered hereby and certain other legal matters in connection with this offering are being passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., New York, New York.

                                    EXPERTS

     The consolidated statements of operations and of cash flows for the year ended December 31, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements as of December 31, 1998, and for each of the two years then ended included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     Information set forth in this prospectus relating to our estimated proved oil and gas reserves at December 31, 1998, the related calculations of future net production revenues and net present value thereof have been derived from an independent petroleum engineering report prepared by Ryder Scott Company Petroleum Engineers, independent petroleum engineers, and is included herein in reliance on such firm as an expert in preparing such information.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy and information statements and other information filed with the Commission. The Registration Statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington,

D.C. 20549 at prescribed rates. The common stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning us are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this prospectus are (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (ii) our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999, (iii) our Current Reports on Form 8-K dated March 4, March 9, March 15, May 14, June 10, July 19, August 13, September 9, and September 16, 1999, and (iv) our 1999 Proxy Statement filed previously with the Commission pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Roy K. Ross, Secretary, Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202 (telephone: (303) 293-2333).

                               GLOSSARY OF TERMS

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf. Billion cubic feet.

BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Development location. A location on which a development well can be drilled.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Dry hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated future net revenues. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres. An acre in which a working interest is owned.

Gross well. A well in which a working interest is owned.

MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE. One thousand barrels of oil equivalent.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

MMBbl. One million barrels of crude oil or other liquid hydrocarbons.

MMBOE. One million barrels of oil equivalent.

MMBtu. One million Btus.

MMcf. One million cubic feet.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

PV-10 or present value of estimated future net revenues. Estimated future net revenues discounted by a factor of 10% per annum, before income taxes and with no price or cost escalation or de- escalation, in accordance with guidelines promulgated by the Commission.

Production costs. All costs necessary for the production and sale of oil and gas, including production and ad valorem taxes.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Public Accountants....................   F-2
Report of Independent Accountants...........................   F-3
Consolidated Balance Sheets.................................   F-4
Consolidated Statements of Operations.......................   F-5
Consolidated Statements of Shareholders' Equity.............   F-6
Consolidated Statements of Cash Flows.......................   F-7
Notes to Consolidated Financial Statements..................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Mallon Resources Corporation:

     We have audited the accompanying consolidated balance sheets of Mallon Resources Corporation (a Colorado corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mallon Resources Corporation and its subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Denver, Colorado
April 5, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Mallon Resources Corporation

     In our opinion, the accompanying consolidated statements of operations and of cash flows for the year ended December 31, 1996 present fairly, in all material respects, the results of operations and cash flows of Mallon Resources Corporation and its subsidiaries for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Mallon Resources Corporation for any period subsequent to December 31, 1996.

PRICEWATERHOUSECOOPERS LLP

March 18, 1997
Denver, Colorado

                          MALLON RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1997       1998        1999
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  6,741   $  1,733    $  1,150
  Accounts receivable:
    Oil and gas sales.......................................     1,464      1,076       1,107
    Joint interest participants, net of allowance of $8, $43
      and $43, respectively.................................     2,406        650         511
    Related parties.........................................        72         89          81
    Other...................................................         7         --          --
  Inventories...............................................       327        375         386
  Other.....................................................        46         32         104
                                                              --------   --------    --------
         Total current assets...............................    11,063      3,955       3,339
                                                              --------   --------    --------
Property and equipment:
  Oil and gas properties, full cost method..................    63,148     93,624      97,153
  Natural gas processing plant..............................     2,760      8,275       8,574
  Other property and equipment..............................       665        989       1,042
                                                              --------   --------    --------
                                                                66,573    102,888     106,769
Less accumulated depreciation, depletion and amortization...   (26,393)   (48,748)    (51,085)
                                                              --------   --------    --------
                                                                40,180     54,140      55,684
                                                              --------   --------    --------
Notes receivable - related parties..........................        18         89          83
Other, net..................................................       165        268         336
                                                              --------   --------    --------
Total Assets................................................  $ 51,426   $ 58,452    $ 59,442
                                                              ========   ========    ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $  6,797   $  4,424    $  2,751
  Undistributed revenue.....................................       813        945         561
  Current portion of installment obligation, less
    unamortized discount of $22 in 1997.....................       378         --          --
  Drilling advances.........................................       135          1          --
  Accrued taxes and expenses................................         4        148         312
  Deferred revenue..........................................        --        909         455
  Current portion of long-term debt.........................        --      1,310          --
  Current portion of lease obligation.......................     1,746         --       1,315
                                                              --------   --------    --------
         Total current liabilities..........................     9,873      7,737       5,394
                                                              --------   --------    --------
Long-term debt..............................................         1     27,183      31,804
Accrued expenses............................................        39         39          27
                                                              --------   --------    --------
         Total non-current liabilities......................        40     27,222      31,831
                                                              --------   --------    --------
Total liabilities...........................................     9,913     34,959      37,225
                                                              --------   --------    --------
Commitments and contingencies (Note 5)
Series B Mandatorily Redeemable Convertible Preferred Stock,
  $0.01 par value, 500,000 shares authorized, 135,200 shares issued and outstanding, liquidation preference and
  mandatory redemption of $1,352,000........................     1,317      1,329       1,335
Shareholders' equity:
  Common Stock, $0.01 par value, 25,000,000 shares
    authorized, 6,995,264, 7,021,065 and 7,031,940 shares
    issued and outstanding, respectively....................        70         70          70
  Additional paid-in capital................................    73,937     74,103      74,170
  Accumulated deficit.......................................   (33,811)   (52,009)    (53,358)
                                                              --------   --------    --------
         Total shareholders' equity.........................    40,196     22,164      20,882
                                                              --------   --------    --------
Total Liabilities and Shareholders' Equity..................  $ 51,426   $ 58,452    $ 59,442
                                                              ========   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     FOR THE SIX MONTHS
                                                 FOR THE YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                ----------------------------------   ------------------
                                                  1996        1997         1998       1998       1999
                                                ---------   ---------   ----------   -------   --------
                                                                                        (UNAUDITED)
Revenues:
  Oil and gas sales...........................   $ 5,854     $ 8,582     $ 13,069    $5,982    $ 5,933
  Gain on sale of subsidiary stock............       329          --           --        --         --
  Interest and other..........................       183          69          109        70         45
                                                 -------     -------     --------    ------    -------
                                                   6,366       8,651       13,178     6,052      5,978
                                                 -------     -------     --------    ------    -------
Costs and expenses:
  Oil and gas production......................     2,249       3,037        5,273     2,359      2,520
  Mining project expenses.....................     1,014          --           --        --         --
  Depreciation, depletion and amortization....     2,095       2,725        5,544     2,334      2,357
  Impairment of oil and gas properties........       264          24       16,842        --         --
  Impairment of mining properties.............        --         350           --        --         --
  General and administrative, net.............     1,845       2,274        2,562     1,189      1,282
  Interest and other..........................       842         701        1,143       283      1,162
                                                 -------     -------     --------    ------    -------
                                                   8,309       9,111       31,364     6,165      7,321
                                                 -------     -------     --------    ------    -------
Minority interest in loss of consolidated
  subsidiary..................................       266          --           --        --         --
Equity in loss of affiliate...................        --      (3,244)          --        --         --
                                                 -------     -------     --------    ------    -------
Loss before extraordinary item................    (1,677)     (3,704)     (18,186)     (113)    (1,343)
Extraordinary loss on early retirement of
  debt........................................      (160)         --           --        --         --
                                                 -------     -------     --------    ------    -------
Net loss......................................    (1,837)     (3,704)     (18,186)     (113)    (1,343)
Dividends on preferred stock and accretion....      (376)       (185)        (120)      (60)       (60)
Preferred stock conversion inducement.........        --        (403)          --        --         --
Gain on redemption of preferred stock.........     3,743          --           --        --         --
                                                 -------     -------     --------    ------    -------
Net income (loss) attributable to common
  shareholders................................   $ 1,530     $(4,292)    $(18,306)   $ (173)   $(1,403)
                                                 =======     =======     ========    ======    =======
Basic loss per share:
  Loss attributable to common shareholders
     before extraordinary item................   $ (0.82)    $ (0.92)    $  (2.61)   $(0.02)   $ (0.20)
  Extraordinary loss..........................     (0.06)         --           --        --         --
                                                 -------     -------     --------    ------    -------
Net loss attributable to common
  shareholders................................   $ (0.88)    $ (0.92)    $  (2.61)   $(0.02)   $ (0.20)
                                                 =======     =======     ========    ======    =======
Basic weighted average common shares
  outstanding.................................     2,512       4,682        7,015     7,004      7,024
                                                 =======     =======     ========    ======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                    SERIES A
                                                PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                                              --------------------   ------------------    PAID-IN     ACCUMULATED
                                                SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT      TOTAL
                                              ----------   -------   ---------   ------   ----------   -----------   --------
Balance, December 31, 1995..................   1,100,918   $ 5,730   1,950,226    $19      $38,965      $(32,954)    $ 11,760
Employee stock options exercised............          --        --      10,570     --           --            --           --
Stock issued to directors...................          --        --       2,016     --           12            --           12
Stock issued to consultants.................          --        --     121,750      2          792            --          794
Employee stock options granted..............          --        --          --     --          306            --          306
Issuance of common stock in public
  offering..................................          --        --   2,300,000     23       13,166            --       13,189
Purchase of Series A preferred stock........  (1,100,918)   (5,730)         --     --        3,743            --       (1,987)
Other.......................................          --        --          --     --           43            --           43
Dividends on preferred stock................          --        --          --     --         (320)           --         (320)
Accretion of preferred stock................          --        --          --     --           --           (56)         (56)
Net loss....................................          --        --          --     --           --        (1,837)      (1,837)
                                              ----------   -------   ---------    ---      -------      --------     --------
Balance, December 31, 1996..................          --        --   4,384,562     44       56,707       (34,847)      21,904
Employee stock options exercised............          --        --       3,650     --           --            --           --
Stock issued to directors...................          --        --       1,305     --            6            --            6
Employee stock options granted..............          --        --          --     --           82            --           82
Issuance of common stock in public
  offering..................................          --        --   2,300,000     23       19,566            --       19,589
De-consolidation of Laguna Gold Company.....          --        --          --     --       (4,808)        4,764          (44)
Issuance of restricted common stock to
  officers..................................          --        --      25,000     --           62            --           62
Issuance of common stock in exchange for
  Series B preferred stock..................          --        --     280,747      3        2,483            --        2,486
Dividends on preferred stock................          --        --          --     --         (161)           --         (161)
Accretion of preferred stock................          --        --          --     --           --           (24)         (24)
Net loss....................................          --        --          --     --           --        (3,704)      (3,704)
                                              ----------   -------   ---------    ---      -------      --------     --------
Balance, December 31, 1997..................          --        --   6,995,264     70       73,937       (33,811)      40,196
Employee stock options granted..............          --        --          --     --          195            --          195
Employee stock options exercised............          --        --      13,657     --           12            --           12
Stock issued to directors...................          --        --         729     --           --            --           --
Conversion of warrants......................          --        --      11,415     --           --            --           --
Issuance of restricted common stock to
  officers..................................          --        --          --     --           67            --           67
Dividends on preferred stock................          --        --          --     --         (108)           --         (108)
Accretion of preferred stock................          --        --          --     --           --           (12)         (12)
Net loss....................................          --        --          --     --           --       (18,186)     (18,186)
                                              ----------   -------   ---------    ---      -------      --------     --------
Balance, December 31, 1998..................          --        --   7,021,065     70       74,103       (52,009)      22,164
Employee stock options granted(1)...........          --        --          --     --           45            --           45
Employee stock options exercised(1).........          --        --      10,875     --           55            --           55
Issuance of restricted common stock to
  officers(1)...............................          --        --          --     --           21            --           21
Dividends on preferred stock(1).............          --        --          --     --          (54)           --          (54)
Accretion of preferred stock(1).............          --        --          --     --           --            (6)          (6)
Net loss(1).................................          --        --          --     --           --        (1,343)      (1,343)
                                              ----------   -------   ---------    ---      -------      --------     --------
Balance, June 30, 1999(1)...................          --   $    --   7,031,940    $70      $74,170      $(53,358)    $ 20,882
                                              ==========   =======   =========    ===      =======      ========     ========

---------------

(1) Unaudited.

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    FOR THE YEARS ENDED           FOR THE SIX MONTHS
                                                                        DECEMBER 31,                ENDED JUNE 30,
                                                              --------------------------------    -------------------
                                                                1996        1997        1998        1998       1999
                                                              --------    --------    --------    --------    -------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $ (1,837)   $ (3,704)   $(18,186)   $   (113)   $(1,343)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation, depletion and amortization................     2,095       2,725       5,544       2,334      2,357
    Impairment of mining properties.........................        --         350          --          --         --
    Impairment of oil and gas properties....................       264          24      16,842          --         --
    Minority interest in loss of consolidated subsidiary....      (266)         --          --          --         --
    Equity in loss of affiliate.............................        --       3,244          --          --         --
    Gain on sale of subsidiary stock........................      (329)         --          --          --         --
    Stock compensation expense..............................       327         101         196         142         55
    Non-cash portion of extraordinary loss..................       160          --          --          --         --
    Amortization of discount on installment obligation......        --          22          22          11         --
    Write-off of notes receivable-related parties...........        46          --          --          --         --
    Provision for losses on accounts receivable.............        --          --          35          --         --
    Other...................................................        --          40          --          --         --
    Changes in operating assets and liabilities:
      (Increase) decrease in:
        Accounts receivable.................................    (1,443)     (1,098)      2,097         881        117
        Inventory and other current assets..................      (176)       (176)       (169)       (189)      (170)
      Increase (decrease) in:
        Trade accounts payable and undistributed revenue....       890       4,579      (2,240)        771     (2,071)
        Accrued taxes and expenses..........................        28         (36)        147          28        160
        Deferred revenue....................................        --          --         909          --       (455)
        Drilling advances...................................      (118)       (333)       (132)       (119)        --
                                                              --------    --------    --------    --------    -------
Net cash (used in) provided by operating activities.........      (359)      5,738       5,065       3,746     (1,350)
                                                              --------    --------    --------    --------    -------
Cash flows from investing activities:
  Increase in short-term investments........................    (2,786)         --          --          --         --
  Additions to property and equipment.......................    (4,109)    (17,251)    (35,977)    (16,908)    (3,866)
  Proceeds from sale of property and equipment..............        --          --          40          --         --
  Proceeds from sale of subsidiary stock....................       372          --          --          --         --
  Purchase of subsidiary stock..............................        --         (55)         --          --         --
  Increase in notes receivable-related parties..............        --          (1)        (71)         (1)         6
  Other.....................................................        --         (47)         --          --         --
                                                              --------    --------    --------    --------    -------
Net cash used in investing activities.......................    (6,523)    (17,354)    (36,008)    (16,909)    (3,860)
                                                              --------    --------    --------    --------    -------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    10,570       6,340      28,714       6,849      5,280
  Payments of long-term debt................................   (17,301)     (9,608)       (222)         --       (654)
  Payment of installment obligation.........................        --        (377)       (400)         --         --
  Payment of lease obligations..............................       (23)        (76)     (2,061)        (97)        --
  Debt issue costs paid.....................................       (83)         --          --          --         --
  Net proceeds from sale of common stock in public
    offering................................................    13,189      19,589          --          --         --
  Purchase of Series A preferred stock......................    (1,987)         --          --          --         --
  Net proceeds from sale of subsidiary special warrants.....     4,339          --          --          --         --
  Payment of preferred dividends............................      (320)       (161)       (108)        (54)       (54)
  Redemption of preferred stock.............................        --        (121)         --          --         --
  Proceeds from stock option exercises......................        --          --          12          --         55
                                                              --------    --------    --------    --------    -------
Net cash provided by financing activities...................     8,384      15,586      25,935       6,698      4,627
                                                              --------    --------    --------    --------    -------
Net increase (decrease) in cash and cash equivalents........     1,502       3,970      (5,008)     (6,465)      (583)
Cash and cash equivalents, beginning of period..............     1,269       2,771       6,741       6,741      1,733
                                                              --------    --------    --------    --------    -------
Cash and cash equivalents, end of period....................  $  2,771    $  6,741    $  1,733    $    276    $ 1,150
                                                              ========    ========    ========    ========    =======
Supplemental cash flow information:
  Cash paid for interest....................................  $    837    $    659    $  1,066    $    265    $ 1,086
                                                              ========    ========    ========    ========    =======
  Non-cash transactions:
    Issuance of common stock in exchange for consultants'
      accounts payable......................................  $    794    $     --    $     --    $     --    $    --
    Acquisition of equipment under lease obligations........        --       1,785         315         199         --
    Acquisition of Red Rock Ventures, Inc. for subsidiary
      common stock and notes payable........................     2,230          --          --          --         --
    Installment obligation (less unamortized discount) in
      exchange for property and equipment...................        --         733          --          --         --
    Reduction of note receivable from affiliate in exchange
      for mining properties.................................        --         350          --          --         --

  The accompanying notes are an integral part of these consolidated financial statements.

                          MALLON RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Operations

     Mallon Resources Corporation ("Mallon" or the "Company") was incorporated on July 18, 1988 under the laws of the State of Colorado. The Company engages in oil and gas exploration and production through its wholly-owned subsidiary, Mallon Oil Company ("Mallon Oil"), whose oil and gas operations are conducted primarily in the State of New Mexico. Mallon operates its business and reports its operations as one business segment. The Company also has an interest in Laguna Gold Company ("Laguna"), a gold mining company whose operations are conducted in Costa Rica.

  Principles of Consolidation

     The 1997 and 1998 consolidated financial statements include the accounts of Mallon Oil and all of its wholly-owned subsidiaries. For the year ended December 31, 1996, the consolidated financial statements also include the accounts of Laguna and all of its wholly-owned subsidiaries. Prior to December 1997, the Company owned approximately 56% of Laguna's common stock and included the accounts of Laguna in its consolidated financial statements. In December 1997, the Company reduced its investment in Laguna to approximately 46%. Therefore, the Company accounted for its investment in Laguna as of and for the years ended December 31, 1997 and 1998 using the equity method of accounting. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), a restatement of years prior to 1997 reflecting the de-consolidation of Laguna is not allowed. At December 31, 1998, the Company owned approximately 45% of Laguna. All significant intercompany transactions and accounts have been eliminated from the consolidated financial statements.

  Presentation of Interim Periods

     The consolidated financial statements presented herein at June 30, 1999 and for the six-month periods ended June 30, 1998 and 1999 are unaudited; however, all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods covered have been made and are of a normal recurring nature. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of the interim periods are not necessarily indicative of results to be expected for the full year.

  Cash, Cash Equivalents and Short-term Investments

     Cash and cash equivalents include investments that are readily convertible into cash and have an original maturity of three months or less. All short-term investments are held to maturity and are reported at cost.

  Fair Value of Financial Instruments

     The Company's on-balance sheet financial instruments consist of cash, cash equivalents, accounts receivable, notes receivable, inventories, accounts payable, other accrued liabilities and long-term debt. Except for long-term debt, the carrying amounts of such financial instruments approximate fair value due to their short maturities. At December 31, 1997 and 1998, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount. The Company's off-balance sheet financial instruments consist of derivative instruments which are intended to manage commodity price and interest rate risks (see Notes 4 and 11).

                          MALLON RESOURCES CORPORATION

  Inventories

     Inventories, which consist of oil and gas lease and well equipment, are valued at the lower of average cost or estimated net realizable value.

  Oil and Gas Properties

     Oil and gas properties are accounted for using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development are capitalized, including general and administrative expenses directly related to these activities. All such costs are accumulated in one cost center, the continental United States.

     Proceeds on disposal of properties are ordinarily accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects (see Note 2).

     Depletion is calculated using the units-of-production method based upon the ratio of current period production to estimated proved oil and gas reserves expressed in physical units, with oil and gas converted to a common unit of measure using one barrel of oil as an equivalent to six thousand cubic feet of natural gas (see Note 2).

     Estimated abandonment costs (including plugging, site restoration, and dismantlement expenditures) are accrued if such costs exceed estimated salvage values, as determined using current market values and other information. Abandonment costs are estimated based primarily on environmental and regulatory requirements in effect from time to time. At December 31, 1997 and 1998, in management's opinion, the estimated salvage values equaled or exceeded estimated abandonment costs.

  Other Property and Equipment

     Other property and equipment is recorded at cost and depreciated over the estimated useful lives (generally three to seven years) using the straight-line method. Costs incurred relating to a natural gas processing plant are being depreciated over twenty-five years using the straight-line method. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures that increase the life of an asset are capitalized and depreciated over the estimated useful life of the asset. Upon retirement or disposition of assets, related gains or losses are reflected in operations.

  Impairment of Long-Lived Assets

     Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" prescribes that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted net cash flows is less than the carrying amount of the asset. Impairment is recorded based on an estimate of future discounted net cash flows.

  Gas Balancing

     The Company uses the entitlements method of accounting for recording natural gas sales revenues. Under this method, revenue is recorded based on the Company's net working interest in field production. Deliveries of natural gas in excess of the Company's working interest are recorded as liabilities while under-deliveries are recorded as receivables.

                          MALLON RESOURCES CORPORATION

  Concentration of Credit Risk

     As an operator of jointly owned oil and gas properties, the Company sells oil and gas production to numerous oil and gas purchasers and pays vendors for oil and gas services. The risk of non-payment by the purchaser is considered minimal and the Company does not generally obtain collateral for sales to them. Joint interest receivables are subject to collection under the terms of operating agreements which provide lien rights, and the Company considers the risk of loss likewise to be minimal.

     The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but does monitor the credit standing of counterparties.

  Stock-Based Compensation

     As required, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has made pro forma disclosures of net income (loss) and net income (loss) per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied (see Note 9).

  General and Administrative Expenses

     General and administrative expenses are reported net of amounts allocated to working interest owners of the oil and gas properties operated by the Company, and net of amounts capitalized pursuant to the full cost method of accounting.

  Foreign Currency Translation

     Management has determined that the U.S. dollar is the functional currency for Laguna's Costa Rican operations. Accordingly, the assets, liabilities and results of operations of the Costa Rican subsidiaries are measured in U.S. dollars. Transaction gains and losses are not material for any of the periods presented.

  Hedging Activities

     The Company's use of derivative financial instruments is limited to management of commodity price and interest rate risks. Gains and losses on such transactions are accounted for as part of the transaction being hedged. If an instrument is settled early, any gains or losses are deferred and recognized as part of the transaction being hedged (see Notes 4 and 11).

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The implementation of SFAS No. 133 has been deferred and is now effective for fiscal years beginning after June 15, 2000, but early adoption is permitted. SFAS No. 133 cannot be applied retroactively.

                          MALLON RESOURCES CORPORATION

     The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

  Comprehensive Income

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," beginning with the first quarter of 1998. There are no components of comprehensive income which have been excluded from net income and, therefore no separate statement of comprehensive income has been presented.

  Per Share Data

     In fourth quarter 1997, the Company adopted SFAS No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is intended to simplify the standard for computing earnings per share and requires the presentation of basic and diluted earnings per share on the face of the income statement, including a restatement of all prior periods presented. Under the provisions of SFAS No. 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options and warrants were exercised (calculated using the treasury stock method) or if the Company's Series B Convertible Preferred Stock were converted to common stock. The adoption of SFAS 128 had no effect on the Company's prior period earnings per share data. The consolidated statement of operations for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 reflect only basic earnings per share because the Company was in a loss position for all periods presented and all common stock equivalents are anti-dilutive.

     The gain on the redemption of the Series A Convertible Preferred Stock (the "Series A Stock") in fourth quarter 1996 resulted in net income attributable to common shareholders for the quarter and the year ended December 31, 1996. Consequently, the Series A Stock, which is a common stock equivalent, is included in the per share calculation as if converted on October 1, 1996 and outstanding through the redemption date. However, because the Series A Stock is reflected as if converted, the gain on redemption is deducted from net income attributable to common shareholders for purposes of calculating per share data, resulting in a net loss attributable to common shareholders of $2,213,000 for the year ended December 31, 1996.

  Use of Estimates and Significant Risks

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas and mineral reserves, fair value of financial instruments, future cash flows associated with long-lived assets, valuation allowance for deferred tax assets, and useful lives for purposes of calculating depreciation, depletion and amortization. Actual results could differ from those estimates.

     The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs are required well in advance of the receipt of revenues from the production

                          MALLON RESOURCES CORPORATION
developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

  Reclassifications

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the presentation used in 1998.

NOTE 2. OIL AND GAS PROPERTIES

     In 1996, Mallon Oil acquired a 2.25% working interest in an exploration venture to drill one or more wells offshore Belize. As of December 31, 1996, the Company had capitalized costs relating to the Belize venture of approximately $264,000. Subsequent to December 31, 1996, the joint venture drilled a dry hole. Accordingly, the Company reduced the carrying amount of its capitalized costs by $264,000 at December 31, 1996. During 1997, additional costs related to this dry hole of $24,000 were incurred and impaired. These amounts are reflected as impairment of oil and gas properties in the Company's consolidated statements of operations.

     In January 1997, the Company acquired certain oil and gas properties for consideration of $1,300,000 in cash and conveyance of its interest in certain other oil and gas properties. Cash consideration of $500,000 was paid at closing in January 1997. Installment obligation payments of $400,000 were made on December 31, 1997 and 1998. The installment obligations included an imputed interest rate of 6%. There was no gain or loss relative to the conveyance of the interest in the oil and gas properties.

     Under the full cost accounting rules of the Commission, the Company reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under full cost accounting rules, net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. The Company made a charge in the fourth quarter of 1998 to write down its oil and gas properties by $16,842,000. In applying the "ceiling test," the Company used December 31, 1998 oil and gas prices of $10.03 per barrel of oil and $1.43 per Mcf of gas.

NOTE 3. LAGUNA GOLD COMPANY

     Laguna's principal precious metals property is the Rio Chiquito project located in Guanacaste Province, Costa Rica, where it holds exploration and exploitation concessions.

     In May 1996, Laguna sold 5,000,000 Special Warrants for $1.00 per Warrant in a private placement for proceeds of $4,339,000, net of offering costs of $661,000. As discussed below, in September 1996, the Special Warrants were registered with the Ontario (Canada) Securities Commission.

     In June 1996, Laguna acquired Red Rock Ventures, Inc. ("Red Rock") for 2,000,000 shares of Laguna's common stock, valued at $1.00 per share, and Convertible Secured Promissory Notes in the aggregate principal amount of $230,000, for a total consideration of $2,230,000. The notes bear interest at 5% per annum. Principal and accrued interest are due December 31, 2000. The notes are convertible into shares of Laguna's common stock, at the holder's option. The note is collateralized by a general security agreement encumbering all of the assets of Laguna. Red Rock's sole asset at the time of the merger was a 10% interest in the Rio Chiquito gold project, in which Laguna held a 90% interest and now holds 100%.

                          MALLON RESOURCES CORPORATION

After the issuance of the 2,000,000 shares of Laguna's common stock to Red Rock, the Company's share of Laguna was reduced from 80% to 72%. The acquisition was accounted for as a purchase.

     In September 1996, Laguna completed the registration of the Special Warrants with the Ontario (Canada) Securities Commission. The completion of this registration caused the conversion of all of the 25,000 outstanding shares of the Laguna Series A Stock into 3,600,000 shares of common stock. (By its original terms, each share of Laguna's Series A Stock was convertible into 100 shares of Laguna common stock. After giving effect to the March 1996 1.44-for-1 split of Laguna's common stock, each share of Laguna's Series A Stock became convertible into 144 shares of Laguna common stock). Also in September 1996, the Company sold 400,000 of its shares of Laguna common stock and realized a gain of $329,000. After the conversion of the Special Warrants into Laguna common stock and the sale by the Company of Laguna common stock, the Company owned 14,000,000 of Laguna's 25,000,000 shares of issued and outstanding common stock, or 56%. Laguna's common stock is listed on The Toronto Stock Exchange.

     As discussed above, during the latter part of 1996 and throughout most of 1997, Mallon held approximately 56% of the common stock of Laguna. In fourth quarter 1997, in order to induce a new management team to join Laguna, Mallon contributed the following: (1) 2,450,000 shares of its Laguna common stock; (2) options for three years to purchase from Mallon 1,000,000 shares of its Laguna common stock for a purchase price of $1.00 per share; and (3) a commitment to grant up to 975,000 of additional shares of its Laguna common stock upon the occurrence of certain events. For the year ended December 31, 1997, Laguna reflected $210,000 of stock compensation expense for the items discussed above. The Company reflected 100% of these items on its 1997 consolidated statement of operations ($170,000 is included as part of the equity in loss of affiliate and $40,000 is included in interest and other expense). After this transaction, Mallon held approximately 46% of Laguna's outstanding common stock. In March 1998, Laguna converted its note payable to Mallon (see below), and issued approximately 1,750,000 shares of Laguna common stock to Mallon. After this transaction, Mallon held approximately 49% of Laguna's outstanding common stock. Because Mallon impaired 100% of its investment in and advances to Laguna at December 31, 1997, the conversion of the note will have no future negative impact on Mallon's earnings, as discussed below.

     In second quarter 1997, the Company reduced its note receivable from Laguna by $350,000, including accrued interest, in exchange for an overriding royalty interest in Laguna's mineral properties. Due to depressed gold prices, in fourth quarter 1997 the Company impaired this amount, which is reflected as "impairment of mining properties" on its 1997 consolidated statement of operations.

     As a result of reducing its ownership interest in Laguna, Mallon accounted for its investment in Laguna as of and for the years ended December 31, 1997 and 1998 using the equity method of accounting. Pursuant to the rules of the Commission, Mallon may not restate financial information prior to 1997 to reflect the use of the equity method. Accordingly, the Company's results for 1996 are consolidated with Laguna's.

     During 1998, the Company contributed 525,000 of its shares of Laguna common stock to Laguna's management team in partial satisfaction of its commitment to contribute up to 975,000 shares as discussed above. In addition, in July 1998, the Company contributed 500,000 shares of its Laguna common stock to the lead investor in Laguna's private placement of $6.5 million of 10% corporate notes due June 30, 2001. After these transactions, at December 31, 1998, the Company held approximately 45% of Laguna's outstanding common stock.

                          MALLON RESOURCES CORPORATION

     A summary of the results of operations and assets, liabilities and shareholders' equity of Laguna follows:

                                                          1996       1997      1998
                                                         -------   --------   -------
                                                                (IN THOUSANDS)
Results of operations:
  Revenues.............................................  $   130   $     91   $   237
  Net loss.............................................   (1,102)   (10,702)   (1,259)
Assets, liabilities and shareholders' equity (end of
  period):
  Current assets.......................................    2,942        485     4,232
  Other assets.........................................    9,394        999     3,624
          Total assets.................................   12,336      1,484     7,856
  Current liabilities..................................      160         62       999
  Other liabilities....................................    2,410      2,167     6,086
  Shareholders' equity.................................    9,766       (745)      771

     In March 1998, Laguna wrote down its mineral assets, effective December 31, 1997, by approximately $9,319,000, due to continued depressed gold prices. As a result, Mallon impaired 100% of its note receivable from Laguna totaling $1,919,000, including accrued interest. The Company's share of Laguna's 1997 net loss was in excess of the carrying value of its investment in and advances to Laguna by approximately $2,733,000. The Company's share of Laguna's 1997 losses, up to the carrying amount of its investment in and advances to Laguna, totaled $3,244,000 and is reflected as "equity in loss of affiliate" on the Company's 1997 consolidated statement of operations. The Company will not reflect its share of Laguna's future losses and may only reflect its share of Laguna's future earnings to the extent that they exceed the Company's share of Laguna's 1997 and future net losses not recognized.

NOTE 4. NOTES PAYABLE AND LONG-TERM DEBT

     Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                           --------------    JUNE 30,
                                                           1997    1998        1999
                                                           ----   -------   -----------
                                                                  (IN THOUSANDS)
                                                                            (UNAUDITED)
Revolving line of credit.................................  $ 1    $22,060     $27,340
Equipment loan...........................................   --      6,283       5,633
Unsecured loan...........................................   --        150         146
                                                           ---    -------     -------
                                                             1     28,493      33,119
Less current portion.....................................   --     (1,310)     (1,315)
                                                           ---    -------     -------
          Total..........................................  $ 1    $27,183     $31,804
                                                           ===    =======     =======

     In March 1996, the Company established a $35,000,000 credit facility (the "Facility") with Bank One, Texas, N.A. (the "Bank"). The significant terms of the Facility, as amended, were as follows:

     - The Facility established two separate lines of credit: a primary revolving line of credit (the "Revolver") and an equipment loan commitment (the "Equipment Loan") of $6.5 million to be used to refinance existing equipment and finance the acquisition of new equipment.

     - The borrowing base under the Revolver was subject to redetermination every six months, at May 1 and November 1, or at such other times as the Bank determined.

                          MALLON RESOURCES CORPORATION

     - The interest rate on amounts drawn under the Revolver was, at the Company's election, either the Bank's base rate, or LIBOR plus a margin ranging from 1.125% to 1.875%, depending on the total Revolver balance outstanding. For the debt outstanding under the Revolver at December 31, 1997 and 1998, the rate was 9.25% and 7.20%, respectively. The interest rate on the Equipment Loan was LIBOR plus 2%. An interest rate swap for the Equipment Loan brought its effective rate to 7.88%, as discussed below.

     - A monthly reduction in the commitment under the Revolver, subject to borrowing base redeterminations, may have been required. However, debt service payments equal to the amount of the monthly reduction were not required unless the balance outstanding under the Facility exceeded the reduced commitment amount.

     - Amounts drawn under the Equipment Loan converted to a 5-year term loan on October 30, 1998, with monthly payments of $108,333, plus interest, starting November 30, 1998.

     - The Company paid a fee of 0.375% per annum on the daily average of the unused amount of the borrowing base.

     - The Facility was collateralized by substantially all of the Company's oil and gas properties.

     - The Company was obligated to maintain certain financial and other covenants, including a minimum current ratio, minimum net equity and a debt service ratio. The Company was restricted with respect to additional debt, payment of cash dividends on common stock, loans or advances to others, certain investments, sale or discount of receivables, hedging transactions, sale of assets and transactions with affiliates.

     - The Facility was to expire on April 30, 2001.

     Initial amounts drawn under the Revolver were used to retire the Company's prior line of credit and related accrued interest. The remaining $160,000 balance of unamortized loan origination fees on the prior line of credit was written off and is reflected as extraordinary loss on early retirement of debt for the year ended December 31, 1996.

     Effective October 1998, the borrowing base was increased to $30,000,000 with no monthly reduction in the commitment under the Revolver. The outstanding balance under the Facility at December 31, 1998 was $22,060,000, resulting in available borrowings of $7,940,000. At December 31, 1998, the Company was not in compliance with the minimum net equity and debt service ratio covenants of the Facility. The Bank agreed to waive the Company's non-compliance with both the minimum net equity and the debt service ratio covenants for the quarter ended December 31, 1998. Moreover, the Bank agreed to waive any non-compliance with the debt service ratio that may have occurred during calendar year 1999, and to amend the minimum net equity covenant.

     Subsequent to December 31, 1998, in connection with the Bank's waiver of the Company's non-compliance with certain covenants mentioned above, the following provisions of the Revolver were amended:

     - Effective May 1, 1999, the borrowing base was subject to redetermination quarterly, at February 1, May 1, August 1 and November 1 of each year, or at such other times as the Bank determined.

     - Effective March 31, 1999, the Company paid a fee of 0.625% per annum on the daily average of the unused amount of the borrowing base.

     - Effective March 31, 1999, the interest rate on amounts drawn under the Revolver was, at the Company's election, either the Bank's base rate plus 0.25% or LIBOR plus a margin ranging from 1.375% to 2.125%, depending on the total Revolver balance outstanding.

                          MALLON RESOURCES CORPORATION

     - In consideration of the waivers and amendments mentioned above, the Company paid the Bank a fee of $25,000.

     Effective May 1, 1999, the borrowing base under the Revolver was reduced from $30,000,000 to $28,000,000. At May 1, 1999, a borrowing base deficiency existed under the Facility. The Bank temporarily waived the borrowing base deficiency. At June 30, 1999, the amount outstanding under the Revolver was $27,340,000, leaving the amount available under the Revolver at $660,000.

     At June 30, 1999, the Company was not in compliance with the debt service ratio covenant of the Facility. The Bank waived any non-compliance with the debt service ratio that may have occurred during calendar year 1999, and amended the minimum net equity covenant. At June 30, 1999, the Company was not in compliance with the current ratio covenant of the Facility. The Bank waived any non-compliance with the current ratio covenant for the second quarter of 1999. See Note 17, Subsequent Events, for a discussion of the establishment of a new credit facility and the retirement of the Bank One credit facility.

     During 1998, the Company repaid $217,000 of the Equipment Loan.

     Effective October 30, 1998, the Company entered into a 5-year interest rate swap agreement which effectively fixed the interest rate on the Equipment Loan at 7.88%. The notional amount of the interest rate swap was $6,500,000 and declined monthly by the amount of principal payments. During 1998, the Company included $8,000 of loss on this swap in interest expense. The fair value of the Company's interest rate swap agreement at December 31, 1998 was approximately ($114,000). In September 1999, this interest rate swap was terminated.

     In July 1998, the Company negotiated an unsecured term loan for up to $205,000 with Bank One, Colorado, N.A. to finance the purchase of land and a building for the Company's field office. The Company drew $155,000 on this loan during 1998. Principal and interest (at 8.5%) is payable quarterly beginning October 1, 1998. The Company repaid $5,000 of this loan during 1998. In March 1999, the due date of the loan was extended from July 1999 to April 2002.

     Outstanding debt at December 31, 1998 is payable as follows:

                                                              (IN THOUSANDS)
1999........................................................     $ 1,315
2000........................................................       1,315
2001........................................................      23,480
2002........................................................       1,300
2003........................................................       1,083
Thereafter..................................................          --
                                                                 -------
                                                                 $28,493
                                                                 =======

                          MALLON RESOURCES CORPORATION

NOTE 5. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases office space, vehicles and software under non-cancelable leases which expire in 2002. Rental expense is recognized on a straight-line basis over the terms of the leases. The total minimum rental commitments at December 31, 1998 are as follows:

                                                              (IN THOUSANDS)
1999........................................................       $281
2000........................................................        267
2001........................................................        217
2002........................................................         23
2003........................................................         --
Thereafter..................................................         --
                                                                   ----
                                                                   $788
                                                                   ====

     Rent expense was $125,000, $99,000 and $170,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Lease Obligations

     During 1997, the Company was the lessee of certain equipment under lease obligations expiring in 1998. Included in the natural gas processing plant at December 31, 1997 were $1,785,000 of assets under lease and related accumulated depreciation of $18,000. The equipment under lease was purchased in 1998.

  Contingencies

     In 1993, the Minerals Management Service ("MMS") commenced an audit of royalties payable on certain oil and gas properties in which the Company owns an interest. The operator of the properties contested certain deficiencies. In 1997, the Company purchased an additional interest in these properties and as part of the purchase agreement, agreed to take over the defense of the MMS claims and assume ultimate financial responsibility for the operator's share of this matter, up to a $100,000 limit. The audit is not complete and the Company is unable to estimate the amount of liability. However, management of the Company does not believe the final results of the audit will have a material adverse effect on the Company's financial position or results of operations.

     In December 1998, Del Mar Drilling Company, Inc. ("Plaintiff") filed a civil action against Mallon Oil. Plaintiff seeks damages for an alleged breach of contract in the amount of $348,100, plus interest, costs, and attorney's fees. The matter arises out of a contract for oil and gas drilling services performed by Plaintiff. The Company believes the Plaintiff's case is without merit, and intends to defend itself, vigorously. The final outcome of this matter cannot yet be predicted, however, management of the Company does not believe the final results of the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

NOTE 6. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In April 1994, the Company completed the private placement of 400,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series B Stock"). The Series B Stock bears an 8% dividend payable quarterly, and is convertible into shares of the Company's common stock at a current adjusted conversion price of $10.30 per share. Proceeds from the placement were $3,774,000, net of stock issue costs of $226,000. In connection with the Series B Stock,

                          MALLON RESOURCES CORPORATION
dividends of $320,000, $161,000 and $108,000 were paid in 1996, 1997 and 1998, respectively. Accretion of preferred stock issue costs was $56,000, $24,000 and $12,000 in 1996, 1997 and 1998, respectively.

     Mandatory redemption of the Company's Series B Stock was to begin in April 1997, when 20% of the outstanding shares, or 80,000 shares, were to be redeemed for $800,000. The Company extended an offer to all holders of the Series B Stock to convert their shares into shares of the Company's common stock at a conversion price of $9.00, rather than the $11.31 conversion price otherwise then in effect. In April 1997, holders of 252,675 shares of Series B Stock elected to convert their shares into 280,747 shares of the Company's common stock. The excess of the fair value of the common stock issued at the $9.00 conversion price over the fair value of the common stock that would have been issued at the $11.31 conversion price, totaling $403,000, is reflected on the statement of operations for the year ended December 31, 1997 as an increase to the net loss attributable to common shareholders for preferred stock conversion inducement. In addition, the Company redeemed 12,125 shares of Series B Stock at $10.00 per share. After these transactions, 135,200 shares of Series B Stock remain outstanding and the Company has no further obligation to redeem any shares until April 2000. The Company will be required to redeem 55,200 shares in April 2000 and the remaining 80,000 shares in April 2001. The Series B Stock is convertible to common stock automatically if the common stock trades at a price in excess of 140% of the then applicable conversion price for each day in a period of 10 consecutive trading days.

NOTE 7. CAPITAL

  Preferred Stock

     The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock having a par value of $.01 per share, to establish the number of shares to be included in each series, and to fix the designation, rights, preferences and limitations of the shares of each series.

     In October 1996, the Company purchased all of the 1,100,918 shares outstanding at December 31, 1995 of the Company's Series A Convertible Preferred Stock (the "Series A Stock") from Bank of America National Savings and Trust Association for a purchase price of approximately $1,886,000. In connection with the purchase, the Company also paid fees and expenses of $101,000. The difference between the carrying value of the Series A Stock and the purchase price was credited to additional paid-in capital.

  Common Stock

     The Company has reserved approximately 131,262 shares, as adjusted, of common stock for issuance upon possible conversion of the remaining Series B Stock.

     In October 1996, the Company sold 2,300,000 shares of its common stock in a public offering at $6.50 per share. The Company received proceeds of approximately $13,189,000, net of offering costs of $1,761,000. The net proceeds were used primarily to finance the drilling and development of the Company's New Mexico oil and gas properties and a portion was used to retire all outstanding shares of its Series A Stock (see above).

     In December 1997, the Company sold 2,300,000 shares of its common stock in a public offering at $9.25 per share. The Company received proceeds of approximately $19,589,000, net of offering costs of $1,686,000. The net proceeds were used primarily to finance the drilling and development of the Company's New Mexico oil and gas properties.

                          MALLON RESOURCES CORPORATION

  Warrants

     The Company has outstanding warrants to purchase an aggregate of 238,023 shares of common stock, as described below.

     Warrants to purchase an aggregate of 78,023 shares of the Company's common stock at an adjusted exercise price of $8.01 per share were issued in June 1995 to the holders of Laguna's Series A Preferred Stock in connection with the private placement of that stock. The warrants expire June 30, 2000.

     In August 1995, the Company issued warrants to purchase an aggregate of 31,824 shares of common stock at an adjusted exercise price of $7.86 per share to an affiliate of Midland Bank plc, New York Branch, as an "equity kicker" in connection with the establishment of a now terminated line of credit with that bank. In May 1998, the holder of the warrants opted to convert them into shares of common stock through a cashless conversion whereby they received 11,415 shares of common stock, which were the equivalent in value to the difference between the 31,824 shares of common stock at the defined current market price of $12.25 per share and the exercise price of $7.86 per share.

     In October 1996, in connection with its offering of common stock, the Company issued warrants to purchase 160,000 shares of common stock to the managing underwriter, with an exercise price of $7.80 per share. In October 1998, the Trustee-in-Bankruptcy for the holder of 40,000 warrants sold them to several members of the Company's Board of Directors. On December 11, 1998, the exercise price of all of the outstanding warrants was reduced to $6.88 per share, the closing price of the Company's stock on that day. The repricing of the warrants was done in conjunction with the repricing of the Company's stock options as discussed in Note 9. The warrants expire on October 16, 2000.

NOTE 8. SHAREHOLDER RIGHTS PLAN

     In April 1997, the Company's Board of Directors declared a dividend on its shares of common stock (the "Common Shares") of preferred share purchase rights (the "Rights") as part of a Shareholder Rights Plan (the "Plan"). The Plan is designed to insure that all shareholders of the Company receive fair value for their Common Shares in the event of a proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's shareholders. At the present time, the Company knows of no proposed or threatened takeover, tender offer or other effort to gain control of the Company. Under the terms of the Plan, the Rights will be distributed as a dividend at the rate of one Right for each Common Share held. Shareholders will not actually receive certificates for the Rights, but the Rights will become part of each Common Share. All Rights expire on April 22, 2001.

     Each Right will entitle the holder to buy shares of common stock at an exercise price of $40.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in such a person or group owning 20% or more of the Common Shares. Only when one or more of these events occur will shareholders receive certificates for the Rights.

     If any person actually acquires 20% or more of Common Shares -- other than through a tender or exchange offer for all Common Shares that provides a fair price and other terms for such shares -- or if a 20% or more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which the Company survives and its Common Shares remain outstanding, the other shareholders will be able to exercise the Rights and buy Common Shares of the Company having twice the value of the exercise price of the Rights. In other words, payment of the $40.00 per Right exercise price will entitle the holder to acquire $80.00 worth of Common Shares. Additionally, if the Company is involved in certain other mergers where its shares are exchanged, or certain major sales of

                          MALLON RESOURCES CORPORATION
assets occur, shareholders will be able to purchase the other party's common shares in an amount equal to twice the value of the exercise price of the Rights.

     The Company will be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following public announcement that a person has acquired a 20% ownership position in Common Shares of the Company. The Company in its discretion may extend the period during which it can redeem the Rights.

NOTE 9. STOCK COMPENSATION

     At December 31, 1998, the Company had two stock-based compensation plans. In addition, stock compensation information for 1996 includes Laguna's plan. As discussed in Note 3, the Company de-consolidated Laguna in the fourth quarter of 1997. Therefore, no stock compensation information is presented for 1997 or 1998 related to Laguna's plan. As permitted under SFAS No. 123, the Company has elected to continue to measure compensation costs using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under that method, the difference between the exercise price and the estimated market value of the shares at the date of grant is charged to compensation expense, ratably over the vesting period, with a corresponding increase in shareholders' equity. Compensation costs charged against income for all plans were $327,000, $38,000 and $128,000 for 1996, 1997 and 1998, respectively.

     Under the Mallon Resources Corporation 1988 Equity Participation Plan (the "1988 Equity Plan"), 250,000 shares of common stock have been reserved in order to provide for incentive compensation and awards to employees and consultants. The 1988 Equity Plan provides that a three-member committee may grant stock options, awards, stock appreciation rights, and other forms of stock-based compensation in accordance with the provisions of the 1988 Equity Plan. The options vest over a period of up to four years and expire over a maximum of 10 years from the date of grant.

     In June 1997, the shareholders approved the Mallon Resources Corporation 1997 Equity Participation Plan (the "1997 Plan") under which shares of common stock have been reserved to provide employees, consultants and directors of the Company with incentive compensation. The 1997 Plan is administered by a Committee of the Board of Directors who may, in its sole discretion, select the participants, and determine the number of shares of common stock to be subject to incentive stock options, non-qualified options, stock appreciation rights and other stock awards in accordance with the provisions of the 1997 Plan. The aggregate number of shares of common stock that may be issued under the 1997 Plan is equal to 11% of the number of outstanding shares of common stock from time to time. This authorization may be increased from time to time by approval of the Board of Directors and by the ratification of the shareholders of the Company. In 1997, the Committee approved the grant of 501,850 stock options of which 481,850 were granted at fair market value and 20,000 were granted with an exercise price of $0.01 each. In 1998, the Committee approved the grant of 271,842 stock options at fair market value. The options vest over a period of up to five years and expire over a maximum of 10 years from the date of grant.

     On December 11, 1998, the Company's Board of Directors reduced the exercise price of substantially all outstanding options to purchase shares of the Company's common stock to $6.88 per share, the closing price of the stock on that day. A total of 230,629 options with an original exercise price of $7.50 and 478,850 options with an original exercise price of $8.38 were repriced.

     Under the Laguna Gold Company Equity Participation Plan (the "Laguna Equity Plan"), shares of Laguna common stock have been reserved for issuance in order to provide for incentive compensation and awards to employees and consultants. The number of shares reserved is the lesser of 10% of the number of shares of Laguna common stock outstanding from time to time, or 8,000,000 shares. The Laguna Equity

                          MALLON RESOURCES CORPORATION

Plan provides that stock options, stock bonuses, stock appreciation rights and other forms of stock-based compensation may be granted in accordance with the provisions of the Laguna Equity Plan. The options vest over a period of up to four years, and expire over a maximum of ten years from the date of grant. If, though not expressly approved by a majority of the members of Laguna's Board of Directors, a controlling interest in Laguna or substantially all of its assets are sold, or if Laguna is merged into another company, or if control of Laguna's Board of Directors is obtained, the options vest in full.

     The following table summarizes activity with respect to the outstanding stock options under the 1988 Equity Plan, the 1997 Plan and the Laguna Equity Plan (for periods consolidated):

                                                          COMPANY                      LAGUNA
                                                  ------------------------   --------------------------
                                                               WEIGHTED                     WEIGHTED
                                                               AVERAGE                      AVERAGE
                                                  SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE
                                                  -------   --------------   ---------   --------------
Outstanding at December 31, 1995................   59,845       $0.04        1,620,000       $0.01
  Granted.......................................   21,944        0.04          880,000        1.00
  Exercised.....................................  (10,570)       0.04               --          --
  Forfeited.....................................   (1,643)       0.04               --          --
                                                  -------       -----        ---------       -----
Outstanding at December 31, 1996................   69,576        0.04        2,500,000       $0.36
                                                                             =========       =====
  Granted.......................................  501,850        6.88
  Exercised.....................................   (3,650)       0.04
  Forfeited.....................................  (19,500)       0.04
                                                  -------       -----
Outstanding at December 31, 1997................  548,276        6.06
  Granted.......................................  282,784        6.36
  Exercised.....................................  (13,657)       0.89
  Forfeited.....................................       --          --
                                                  -------       -----
Outstanding at December 31, 1998................  817,403       $6.25
                                                  =======       =====
Options exercisable:
  December 31, 1996.............................   45,326       $0.04        1,845,000       $0.35
                                                  =======       =====        =========       =====
  December 31, 1997.............................  160,277       $5.89
                                                  =======       =====
  December 31, 1998.............................  497,304       $6.16
                                                  =======       =====

     The weighted average remaining contractual life of the options outstanding under both the 1988 Equity Plan and 1997 Plan at December 31, 1998 is approximately 8.5 years.

     In 1992, the Company granted to a consultant an option to purchase 12,500 of the Company's common shares at $26.00 per share, exercisable from November 1993 through October 1997. The options expired unexercised. In 1994, the Company granted this individual an additional option to purchase 6,250 shares at $16.00 per share, exercisable from January 1995 to December 1998. The option granted in 1994 expired in 1998 unexercised. These options were not part of either the 1988 Equity Plan or the 1997 Plan.

     The Stock Compensation Plan for Outside Directors provides that the Company's outside directors will be compensated by periodically granting them shares of the Company's $0.01 par value common stock worth $1,000 for each board meeting, but no less than $4,000 per year, for each outside director. The Company expensed $12,000, $6,000 and $-0- for the years 1996, 1997 and 1998, respectively, in relation to the Stock Compensation Plan. In July 1997, the Company started compensating the outside directors in cash and discontinued the stock grants under this plan. In 1998, 10,942 stock options under this plan were issued to the outside directors at fair market value. All available awards under this plan have been granted.

                          MALLON RESOURCES CORPORATION

     In April 1997, the Company granted a total of 25,000 shares of restricted common stock to three of its officers as an inducement to continue in its employ. The fair market value of the shares at the date of grant will be charged ratably over the vesting period of three years. The Company charged $63,000 and $68,000 against income in 1997 and 1998, respectively, related to this grant. The grant of restricted stock is not a part of the Company's equity plans.

     Had compensation expense for the Company's 1996, 1997 and 1998 grants of stock-based compensation been determined consistent with the fair value based method under SFAS No. 123, the Company's net loss, net loss attributable to common shareholders, and the net loss per share attributable to common shareholders would approximate the pro forma amounts below:

                                    1996                 1997                 1998
                             ------------------   ------------------   -------------------
                                AS        PRO        AS        PRO        AS        PRO
                             REPORTED    FORMA    REPORTED    FORMA    REPORTED    FORMA
                             --------   -------   --------   -------   --------   --------
Net loss...................  $(1,837)   $(1,869)  $(3,704)   $(4,048)  $(18,186)  $(19,107)
Net income (loss)
  attributable to common
  shareholders (see Note
  1).......................    1,530      1,498    (4,292)    (4,636)   (18,306)   (19,227)
Net loss per share
  attributable to common
  shareholders.............    (0.88)     (0.89)    (0.92)     (0.99)     (2.61)     (2.74)

     The fair value of each option is estimated as of the grant date, using the Black-Scholes option-pricing model, with the following assumptions:

                                         1996               1997               1998
                                   ----------------   ----------------   ----------------
                                   COMPANY   LAGUNA   COMPANY   LAGUNA   COMPANY   LAGUNA
                                   -------   ------   -------   ------   -------   ------
Risk-free interest rate..........     5.8%     6.5%      6.0%   N/A        4.75%   N/A
Expected life (in years).........       4        4         4    N/A           4    N/A
Expected volatility..............    61.0%    76.0%     59.0%   N/A        64.6%   N/A
Expected dividends...............     0.0%     0.0%      0.0%   N/A         0.0%   N/A
Weighted average fair value of
  options granted................   $1.66    $0.52     $4.49    N/A       $3.59    N/A

NOTE 10. BENEFIT PLANS

     Effective January 1, 1989, the Company and its affiliates established the Mallon Resources Corporation 401(k) Profit Sharing Plan (the "401(k) Plan"). The Company and its affiliates match contributions to the 401(k) Plan in an amount up to 25% of each employee's monthly contributions. The Company may also contribute additional amounts at the discretion of the Compensation Committee of the Board of Directors, contingent upon realization of earnings by the Company which, at the sole discretion of the Compensation Committee, are adequate to justify a corporate contribution. For the years ended December 31, 1996, 1997 and 1998, the Company made matching contributions of $16,000, $22,000 and $28,000, respectively. No discretionary contributions were made during any of the three years ended December 31, 1998.

     The Company maintains a program which provides bonus compensation to employees from oil and gas revenues which are included in a pool to be distributed at the discretion of the Chairman of the Board. For the years ended December 31, 1996, 1997 and 1998, a total of $74,000, $89,000 and $130,000, respectively, was distributed to employees.

                          MALLON RESOURCES CORPORATION

NOTE 11. HEDGING ACTIVITIES

     The Company periodically enters into commodity derivative contracts and fixed-price physical contracts to manage its exposure to oil and gas price volatility. Commodity derivatives contracts, which are generally placed with major financial institutions or with counterparties of high credit quality that the Company believes are minimal credit risks, may take the form of futures contracts, swaps or options. The oil and gas reference prices of these commodity derivatives contracts are based upon crude oil and natural gas futures which have a high degree of historical correlation with actual prices received by the Company. The Company accounts for its commodity derivatives contracts using the hedge (deferral) method of accounting. Under this method, realized gains and losses from the Company's price risk management activities are recognized in oil and gas revenue when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses from commodity derivatives contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivatives contract and actual oil and gas prices, a gain or loss would be recognized currently to the extent the commodity derivatives contract did not offset changes in actual oil and gas prices.

     The following table indicates the Company's outstanding energy swaps at December 31, 1998:

       PRODUCT             PRODUCTION        FIXED PRICE    DURATION       MARKET PRICE REFERENCE
       -------             ----------        -----------    --------       ----------------------
Gas..................  6,000 MMBtu/day          $2.06       1/99-2/99   El Paso Natural Gas (San Juan)
Gas..................  450,000 MMBtu/month      $2.02      1/00-12.00   El Paso Natural Gas (San Juan)

     The Company's gains (losses) under its swap agreements were $(490,000), $(615,000) and $481,000, for the years ended December 31, 1996, 1997 and 1998 respectively, and $112,000 and $379,000 for the six months ended June 30, 1998 and 1999 respectively, and are included in oil and gas sales in the Company's consolidated statements of operations. At December 31, 1998, the estimated net amount the Company would have received to terminate its outstanding energy swaps and basis swaps, described below, was approximately $141,000.

     In addition, the Company has an energy swap agreement at December 31, 1998 which counteracts the agreement above for 6,000 MMBtu/day of gas for January and February 1999 whereby the Company must pay the counterparty if the fixed price of $1.785 exceeds the floating price (based on El Paso Natural Gas -- San Juan).

     In December 1998, the Company terminated an energy swap entered into earlier in the year for 1999 production and received proceeds of $909,000, all of which is included in deferred revenue on the Company's December 31, 1998 balance sheet.

     The Company also uses basis swaps in connection with energy swaps to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold. At December 31, 1998, there were two basis swaps in place, for a monthly volume of 450,000 MMBTU through December 1999.

                          MALLON RESOURCES CORPORATION

NOTE 12. MAJOR CUSTOMERS

     Sales to customers in excess of 10% of total revenues for the years ended December 31, 1996, 1997 and 1998 were:

                                                              1996     1997     1998
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Customer A.................................................  $   --   $   --   $6,610
Customer B.................................................   1,750    1,887    2,155
Customer C.................................................   1,513    1,335       --

NOTE 13. INCOME TAXES

     The Company incurred a loss for book and tax purposes in all periods presented. There is no income tax benefit or expense for the years ended December 31, 1996, 1997 or 1998.

     Deferred tax assets (liabilities) are comprised of the following as of December 31, 1997 and 1998:

                                                               1997       1998
                                                              -------   --------
                                                                (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carryforward...........................  $10,096   $  7,098
  Oil, gas and other property basis differences.............       --      3,600
  Other.....................................................      172        171
                                                              -------   --------
          Total deferred tax assets.........................   10,268     10,869
Deferred Tax Liabilities:
  Oil, gas and other properties basis differences...........   (5,527)        --
                                                              -------   --------
  Net deferred tax assets...................................    4,741     10,869
  Less valuation allowance..................................   (4,741)   (10,869)
                                                              -------   --------
          Net deferred tax assets...........................  $    --   $     --
                                                              =======   ========

     At December 31, 1998, for Federal income tax purposes, the Company had a net operating loss ("NOL") carryforward of approximately $19,000,000, which expires in varying amounts between 2001 and 2018.

NOTE 14. SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. SFAS No. 131 changes the way the Company reports information about its operating segments. The Company's reportable business segments have been identified based on the differences in products provided. In 1997 and 1998, the Company has one reportable segment -- oil and gas exploration and production. In 1996, the Company also had a gold mining segment which operated in Costa Rica. As discussed in Note 3, in 1997 the Company deconsolidated Laguna Gold Company and wrote-down its investment in Laguna to zero; therefore, information for Laguna is not included in the Company's consolidated financial statements for 1997 or 1998. Refer to
Note 16 for information on the Company's oil and gas exploration and production activities for 1997 and 1998.

                          MALLON RESOURCES CORPORATION

     Summarized financial information for the Company's reportable segments for 1996 is shown below (in thousands):

1996                                            OIL AND GAS   MINING   CORPORATE    TOTAL
----                                            -----------   ------   ---------   -------
Revenues from external customers..............    $ 5,854     $   --      $--      $ 5,854
Interest revenues.............................         44        130       --          174
Interest expense..............................        831          7       --          838
Depreciation, depletion and amortization......      1,924         79       92        2,095
Impairment of oil and gas properties..........        264         --       --          264
Total assets..................................     28,781     12,356      263       41,400
Long-lived assets.............................     22,814      9,365      263       32,442

NOTE 15. RELATED PARTY TRANSACTIONS

     The accounts receivable from related parties consists primarily of joint interest billings to directors, officers, shareholders, employees and affiliated entities for drilling and operating costs incurred on oil and gas properties in which these related parties participate with Mallon Oil as working interest owners. These amounts will generally be settled in the ordinary course of business, without interest.

     During the years ended December 31, 1996, 1997 and 1998, the Company paid legal fees of $2,000, $4,000 and $-0-, respectively, to a law firm of which a director of the Company is a senior partner.

     In 1996, the Company paid an investment banking firm, in which a director is a partner, a commission and other expenses of $101,000 in connection with the Company's purchase of its Series A Stock.

     In 1997, the Company paid $72,500 of fees to two investment banking firms in which one of the Company's current directors was a principal. In addition, one of these investment banking firms earned commissions and other fees of approximately $388,000 in connection with the Company's December 1997 public stock sale. At the time such amounts were paid or earned, the individual was not a director of the Company.

                          MALLON RESOURCES CORPORATION

NOTE 16. SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS

     Certain historical costs and operating information relating to the Company's oil and gas producing activities for the years ended December 31, 1996, 1997 and 1998 are as follows:

                                                     1996         1997         1998
                                                   --------     --------     --------
                                                             (IN THOUSANDS)
Capitalized Costs Relating to Oil and Gas
  Activities:
  Oil and gas properties (3)(4)..................  $ 46,175     $ 63,148     $ 93,624
  Natural gas processing plant...................        --        2,760        8,275
  Accumulated depreciation, depletion and
     amortization................................   (23,361)     (26,011)     (48,297)
                                                   --------     --------     --------
                                                   $ 22,814     $ 39,897     $ 53,602
                                                   ========     ========     ========
Costs Incurred in Oil and Gas Producing
  Activities:
  Property acquisition costs.....................  $     60     $  1,847     $  1,459
  Exploration costs..............................       264(1)        59(1)     2,091
  Development costs:
     Gas plant processing........................        --        2,760        5,497
     Pipeline....................................        --           --        3,970
     Salt water disposal.........................        --           --        1,527
     Drilling....................................     2,138       15,067       21,447
  Full cost pool credits.........................       (38)          --           --
                                                   --------     --------     --------
                                                   $  2,424     $ 19,733     $ 35,991
                                                   ========     ========     ========
Results of Operations from Oil and Gas Producing
  Activities:
  Oil and gas sales..............................  $  5,854     $  8,582     $ 13,069
  Lease operating expense........................    (2,249)      (3,037)      (5,273)
  Depletion and depreciation.....................    (1,924)      (2,625)      (5,443)
  Impairment of oil and gas properties...........      (264)         (24)     (16,842)
                                                   --------     --------     --------
  Results of operations from oil and gas
     producing activities........................  $  1,417     $  2,896     $(14,489)
                                                   ========     ========     ========

                          MALLON RESOURCES CORPORATION

  Estimated Quantities of Proved Oil and Gas Reserves (unaudited)

     Set forth below is a summary of the changes in the net quantities of the Company's proved crude oil and natural gas reserves estimated by independent consulting petroleum engineering firms for the years ended December 31, 1996, 1997 and 1998. All of the Company's reserves are located in the continental United States.

                                                                OIL      GAS
                                                              (MBBLS)   (MMCF)
                                                              -------   ------
Proved Reserves
  Reserves, December 31, 1995...............................   1,813    19,921
     Extensions, discoveries and additions..................      75       667
     Production.............................................    (174)   (1,286)
     Revisions..............................................      (7)    4,983
                                                              ------    ------
  Reserves, December 31, 1996...............................   1,707    24,285
     Acquisitions of reserves in place......................      --     3,968
     Extensions, discoveries and additions..................     340    29,858
     Production.............................................    (196)   (2,350)
     Revisions..............................................    (470)   (5,889)
                                                              ------    ------
  Reserves, December 31, 1997...............................   1,381    49,872
     Acquisitions of reserves in place......................      17     1,119
     Extensions, discoveries and additions..................       7    43,510
     Production.............................................    (230)   (5,852)
     Revisions..............................................      89    (4,488)
                                                              ------    ------
  Reserves, December 31, 1998...............................   1,264    84,161
                                                              ======    ======
  Pro forma reserves at December 31, 1996(2)................   1,707    28,388
                                                              ======    ======
Proved Developed Reserves
  December 31, 1996.........................................   1,225    18,403
                                                              ======    ======
  December 31, 1997.........................................   1,110    24,709
                                                              ======    ======
  December 31, 1998.........................................     945    65,786
                                                              ======    ======
  Pro forma at December 31, 1996(2).........................   1,225    20,521
                                                              ======    ======

                          MALLON RESOURCES CORPORATION

 Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (unaudited)

     The following summary sets forth the Company's unaudited future net cash flows relating to proved oil and gas reserves, based on the standardized measure prescribed in SFAS No. 69, for the years ended December 31, 1996, 1997 and 1998:

                                                         1996       1997       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Future cash in-flows.................................  $129,963   $119,335   $133,311
Future production and development costs..............   (46,374)   (40,008)   (61,477)
Future income taxes..................................   (18,150)   (11,140)        --
                                                       --------   --------   --------
Future net cash flows................................    65,439     68,187     71,834
Discount at 10%......................................   (29,428)   (27,022)   (28,495)
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flows, end of year.................................  $ 36,011   $ 41,165   $ 43,339
                                                       ========   ========   ========
Pro forma standardized measure of discounted future
  net cash flows, end of year(2).....................  $ 38,320
                                                       ========

     Future net cash flows were computed using yearend prices and yearend statutory income tax rates (adjusted for permanent differences, operating loss carryforwards and tax credits) that relate to existing proved oil and gas reserves in which the Company has an interest. The Company's oil and gas hedging agreements at December 31, 1998 described in Note 11, do not have a material effect on the determination of future oil and gas sales.

     The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 1996, 1997 and 1998:

                                                         1996       1997       1998
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Standardized measure, beginning of year...............  $21,038   $ 36,011   $ 41,165
Net revisions to previous quantity estimates and
  other...............................................    3,266      2,022     (3,159)
Extensions, discoveries, additions, and changes in
  timing of production, net of related costs..........    2,204     27,642     21,189
Purchase of reserves in place.........................       --      1,720        617
Net change in future development costs................      580       (793)       461
Sales of oil and gas produced, net of production
  costs...............................................   (3,605)    (5,545)    (5,545)
Net change in prices and production costs.............   20,487    (23,496)   (22,643)
Accretion of discount.................................    2,029        341      4,529
Net change in income taxes............................   (9,988)     3,263      6,725
                                                        -------   --------   --------
Standardized measure, end of year.....................  $36,011   $ 41,165   $ 43,339
                                                        =======   ========   ========
Pro forma standardized measure, end of year(2)........  $38,320
                                                        =======

---------------

(1) Offshore Belize -- all other items relate to U.S. operations.

(2) In December 1996, the Company entered into a purchase and sale agreement to acquire certain oil and gas properties for cash consideration of $1,300,000. The Company assumed operations of those properties on December 31, 1996 and the ownership changed on January 1, 1997. Pro forma proved reserves include 4,103 Mmcf and pro forma proved developed reserves include 2,118 Mmcf, and pro forma standardized measure includes $2,309,000, as if the ownership had changed on December 31, 1996.

                          MALLON RESOURCES CORPORATION

(3) At December 31, 1998, the net book value of the Company's oil and gas properties exceeded the net present value of the underlying reserves by $16,842,000. Accordingly, the Company wrote-down its oil and gas properties at December 31, 1998. At December 31, 1996 and 1997, the net present value of the underlying reserves exceeded the net book value of the Company's oil and gas properties.

(4) Includes $1,828,000 of unevaluated property cost not being amortized at December 31, 1998, of which $123,000, $580,000 and $855,000 were incurred in
    1996, 1997 and 1998, respectively. The Company anticipates that substantially all unevaluated costs will be classified as evaluated costs within 5 years.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production, particularly as to natural gas, and timing of development expenditures. Such estimates may not be realized due to curtailment, shut-in conditions and other factors which cannot be accurately determined. The above information represents estimates only and should not be construed as the current market value of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

NOTE 17. SUBSEQUENT EVENTS (UNAUDITED)

     In July 1999, Mallon entered into a financial consulting services contract with Bear Ridge Capital LLC. Under the contract, Bear Ridge Capital is paid a monthly retainer and was issued warrants to purchase an aggregate of 40,000 shares of Mallon's common stock at a per share exercise price of $0.01. Warrants covering 10,000 shares vest on July 1, 2001. The remaining warrants do not vest except in the event of certain corporate transactions. The warrants expire December 31, 2004.

     In September 1999, the Company established a credit agreement with Aquila Energy Capital Corporation. The initial amount available under the agreement is $45.7 million. The amount available may be increased to as much as $60 million as new reserves are added through Mallon's planned development drilling program. At September 30, 1999, Mallon had drawn $30,747,000 under the Aquila agreement, of which $28,000,000 was used to retire Mallon's previous credit facility with Bank One, Texas, N.A. The remainder was used to pay transaction costs and $1.0 million of outstanding accounts payable. Additional funds will be advanced as Mallon's development drilling program proceeds. Principal payments on the four-year loan will begin in November 1999 and are based on Mallon's cash flow from operations, as defined, less advances for Mallon's development drilling program. Mallon's management does not anticipate making any principal payments for the next 18 months because it expects drilling expenditures to equal or surpass defined cash flow from operations during that period. The Aquila facility is secured by substantially all of Mallon's oil and gas properties. Interest on the Aquila facility accrues at prime plus 2% and will be added to the loan balance. The outstanding loan balance is due in full on September 9, 2003. As part of the transaction, Mallon also entered into an Agency Agreement with Aquila under which Mallon pays a marketing fee equal to 1% of the net proceeds from the sale of Mallon's oil and gas production. Mallon also issued to Aquila 420,000 shares of Mallon common stock. Aquila has the one-time right to require Mallon to purchase the 420,000 shares at $12.50 per share during the 30-day period beginning September 9, 2003. Aquila, a selling shareholder in Mallon's equity offering, has agreed that it will waive its put right with respect to such shares in exchange for a payment from Mallon of $1.00 per share.

     In September 1999, Mallon also entered into an agreement with Universal Compression, Inc. to refinance the Equipment Loan under the Bank One, Texas, N.A. facility, which was retired. The outstanding balance of $5.5 million was refinanced over a 5-year term with monthly principal and interest payments beginning in October 1999. The outstanding loan bears interest at approximately 13%.

     In October 1999, Mallon extended the expiration date of warrants to purchase 160,000 shares of its common stock from October 16, 2000 to December 31, 2002. As a result of the extension, Mallon will record approximately $217,000 of compensation expense in fourth quarter 1999.

                          MALLON RESOURCES CORPORATION

     The Company has filed a registration statement with the Securities and Exchange Commission for a public offering by it of 4,000,000 shares of common stock and up to 663,000 additional shares should the underwriters exercise their over-allotment option. In addition, the registration statement covers the sale of 420,000 shares of the Company's common stock by the selling shareholder. The registration statement has not yet become effective. If completed, the net proceeds from the offering would be used to fund the Company's drilling activities and the construction of an approximately 50 mile long natural gas gathering line.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriters' discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee).

SEC Registration Fee........................................   $  8,567
National Association of Securities Dealers, Inc. Fee........      3,582
Nasdaq Listing Fee..........................................     17,500
Blue Sky Qualification Fees and Expenses (including legal
  fees).....................................................      5,000
Printing Expenses...........................................    120,000
Legal Fees and Expenses.....................................     20,000
Auditors' Fees and Expenses.................................     60,000
Transfer Agent and Registrar Fees...........................      1,000
Miscellaneous Expenses......................................     14,351
                                                               --------
          Total.............................................   $250,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Restated Articles of Incorporation provide that the Company shall, to the fullest extent permitted by the Colorado Business Corporation Articles, as amended from time to time, indemnify all directors and officers of the Company. Sections 7-109-101 to 7-109-110 of the Colorado Business Corporation Act provide in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Additionally, the Restated Articles of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Colorado law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 7-108-403 of the Colorado Business Corporation

Law (relating to distributions to shareholders in violation of the Colorado Business Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 7 of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        EXHIBIT
         NUMBER                              DOCUMENT DESCRIPTION
        -------                              --------------------
            #1.1         -- Form of Underwriting Agreement between the Company and
                            the Underwriters.
            *3.01        -- Amended and Restated Articles of Incorporation of the
                            Company(1)
            *3.02        -- Bylaws of the Company(1)
            *3.04        -- Statement of Designations -- Series B Preferred Stock(2)
            *3.05        -- Shareholder Rights Agreement(3)
            +5.1         -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
                                                         MATERIAL CONTRACTS
           *10.59        -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(4)
           *10.60        -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(4)
           *10.61        -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(4)
           *10.62        -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(4)
                              EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
           *10.1.5       -- 1997 Equity Participation Plan(5)
                                                                   CONSENTS
           +23.1         -- Consent of Arthur Andersen LLP
           +23.2         -- Consent of PricewaterhouseCoopers LLP
           +23.3         -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
           +23.4         -- Consent of Ryder Scott Company Petroleum Engineers
            24.          -- Powers of attorney (included in signature page attached hereto)

---------------

 #  To be filed by amendment.

 +  Filed herewith.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(5) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.

     (b) Financial Statement Schedules

     None

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information required by the applicable schedule is included in the notes to the financial statements.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 18th day of October 1999.

                                            MALLON RESOURCES CORPORATION

                                            By:  /s/ GEORGE O. MALLON, JR.
                                              ----------------------------------
                                                    George O. Mallon, Jr.
                                                          President

     We, the undersigned officers and directors of Mallon Resources Corporation hereby severally constitute and appoint George O. Mallon, Jr. and Roy K. Ross, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this Registration Statement, and any abbreviated Registration Statement in connection with this Registration Statement, including but not limited to any Registration Statement filed to register additional Common Stock pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and to sign all documents in connection with the qualification and sale of the Common Stock with Blue Sky authorities and with the National Association of Securities Dealers, Inc.; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                    TITLE                     DATE
                     ----------                                    -----                     ----

              /s/ GEORGE O. MALLON, JR.                Chairman of the Board,          October 18, 1999
-----------------------------------------------------    Director and President
                George O. Mallon, Jr.                    (Principal Executive
                                                         Officer)

                   /s/ ROY K. ROSS                     Executive Vice President and    October 18, 1999
-----------------------------------------------------    Director
                     Roy K. Ross

               /s/ KEVIN M. FITZGERALD                 Executive Vice President and    October 18, 1999
-----------------------------------------------------    Director
                 Kevin M. Fitzgerald

                /s/ ALFONSO R. LOPEZ                   Treasurer (Principal            October 18, 1999
-----------------------------------------------------    Financial Officer;
                  Alfonso R. Lopez                       Principal Financial
                                                         Officer)

                 /s/ FRANK DOUGLASS                    Director                        October 18, 1999
-----------------------------------------------------
                   Frank Douglass

                /s/ ROGER R. MITCHELL                  Director                        October 18, 1999
-----------------------------------------------------
                  Roger R. Mitchell

            /s/ FRANCIS J. REINHARDT, JR.              Director                        October 18, 1999
-----------------------------------------------------
              Francis J. Reinhardt, Jr.

                  /s/ PETER H. BLUM                    Director                        October 18, 1999
-----------------------------------------------------
                    Peter H. Blum

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                              DOCUMENT DESCRIPTION
        -------                              --------------------
            #1.1         -- Form of Underwriting Agreement between the Company and
                            the Underwriters.
            *3.01        -- Amended and Restated Articles of Incorporation of the
                            Company(1)
            *3.02        -- Bylaws of the Company(1)
            *3.04        -- Statement of Designations -- Series B Preferred Stock(2)
            *3.05        -- Shareholder Rights Agreement(3)
            +5.1         -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
                                                         MATERIAL CONTRACTS
           *10.59        -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(4)
           *10.60        -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(4)
           *10.61        -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(4)
           *10.62        -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(4)
                              EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
           *10.1.5       -- 1997 Equity Participation Plan(5)
                                                                   CONSENTS
           +23.1         -- Consent of Arthur Andersen LLP
           +23.2         -- Consent of PricewaterhouseCoopers LLP
           +23.3         -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
           +23.4         -- Consent of Ryder Scott Company Petroleum Engineers
            24.          -- Powers of attorney (included in signature page attached hereto)

---------------

 #  To be filed by amendment.

 +  Filed herewith.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation Exhibits to Registration Statement on Form S-4 (SEC File No. 33-23076) filed on August 15, 1988.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(5) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.